As filed with the Securities and Exchange Commission on August 5, 2002.
Registration No. 333–

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
FIRST COMMERCE COMMUNITY BANKSHARES, INC.
(Name of Small Business Issuer in its Charter)

Georgia	6021	00-0000000
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

9464 Highway 5,
Douglasville, Georgia 30135,
(770) 489-3222
(Address and Telephone Number of Principal Executive Offices and Principal Place of Business)

William C. Lumpkin, Jr.
First Commerce Community Bankshares, Inc.
9464 Highway 5
Douglasville, Georgia 30135
(770) 489-3222
(Name, Address, and Telephone Number of Agent for Service)

Copy to:

Thomas O. Powell, Esq.
Troutman Sanders LLP
600 Peachtree Street, N.E., Suite 5200
Atlanta, Georgia 30308-2216
Phone (404) 885-3294

Approximate date of commencement of proposed sale to public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common stock, $1.00 par value per share	1,000,000	$10.00	$10,000,000(1)	$920

Warrants to purchase common stock(2)	380,000(2)	N/A(2)	N/A(2)	N/A(2)

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended.
(2)	Because no separate consideration will be paid for the warrants, the registration fee is included in the fee for the common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion; Dated                      , 2002

1,000,000 Shares

FIRST COMMERCE COMMUNITY BANKSHARES, INC.
A Proposed Bank Holding Company for

FIRST COMMERCE COMMUNITY BANK (In Organization)

Common Stock
$10.00 per share

We are conducting this initial public offering of common stock to raise capital to form First Commerce Community Bank, a Georgia state bank in organization in Douglas County, Georgia. First Commerce Community Bankshares, Inc., a development stage company, will be the holding company and sole shareholder of First Commerce Community Bank after it is organized. We have yet to commence our proposed business operations, which are described on page 27 of this prospectus. We are offering a minimum of 800,000 and a maximum of 1,000,000 shares at a price of $10.00 per share. Our organizers and directors, listed on page 2 of this prospectus, anticipate purchasing approximately 380,000 shares in the offering. We are also offering our organizers and directors 380,000 warrants to purchase shares of our common stock. The warrants will have an exercise price of $10.00 per share, and will vest in equal annual increments of 33.3% beginning on the first anniversary of the date First Commerce Community Bank opens for business. Our executive officers will be marketing our common stock on a best efforts basis and will not receive any commissions for sales they make. Because this is a best efforts offering, there is no guarantee that the required minimum number of 800,000 shares will be sold. You may purchase a minimum of 200 shares. Shares sold in this offering will not be listed on Nasdaq or any national exchange.

This offering is scheduled to end on                          , 2002, but we may extend it without notice to subscribers until                          , 2003, at the latest. We will deposit all subscription funds in an interest-bearing escrow account with an independent escrow agent until we have received subscriptions for 800,000 shares. If we do not receive subscriptions for 800,000 shares by                          , 2003, we will terminate this offering and promptly return all funds to subscribers, with interest. We reserve the right to reject all or part of any subscription for any reason.

An investment in our common stock involves risks. You should not invest in this offering unless you can afford to lose all of your investment. We have described what we believe are the material risks of this investment under the heading “ Risk Factors” beginning on page 7.

	Per Share	Minimum Offering	Maximum Offering
Public offering price	$10.00	$8,000,000	$10,000,000
Underwriting discounts and commissions	None	None	None
Proceeds to First Commerce Community Bankshares before expenses	$10.00	$8,000,000	$10,000,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of our common stock and the purchase warrants offered are not deposits, savings accounts, or other obligations of a bank or savings association and are not insured by the FDIC or any other governmental agency.

The date of this prospectus is                          , 2002

SUMMARY

This summary provides a brief overview of the key aspects of this offering. Accordingly, this summary does not contain all of the information contained in this prospectus. To fully understand this offering, you should read the entire prospectus carefully, including the risk factors and the financial statements. Unless the context otherwise requires, references in this prospectus to “we,” “us,” and “our” refer to both First Commerce Community Bankshares, Inc. and First Commerce Community Bank.

General

First Commerce Community Bankshares, Inc. is a Georgia corporation that was incorporated on July 23, 2002 to organize and serve as the holding company for First Commerce Community Bank, a Georgia state bank in organization in Douglas County, Georgia. First Commerce Community Bank will operate as a community bank emphasizing prompt, personalized customer service to the individuals and businesses located in Douglas County, Georgia. Our executive offices are located at 9464 Highway 5, Douglasville, Georgia 30135. Our telephone number is (770) 489-3222.

On June 11, 2002, we filed an application with the Georgia Department of Banking and Finance to organize First Commerce Community Bank as a state bank in Douglas County. We received preliminary approval of First Commerce Community Bank’s charter application on                          , 2002. In order to receive final approval of our application to organize First Commerce Community Bank, we will be required to raise a minimum of $7,500,000 in capital and implement appropriate banking policies and procedures. We are awaiting conditional approval of our application for deposit insurance from the Federal Deposit Insurance Corporation, and will file an application with the Board of Governors of the Federal Reserve System and the Georgia Department to become a bank holding company and to acquire all of the capital stock of First Commerce Community Bank following receipt of the FDIC’s conditional approval. After receiving all regulatory approvals, we anticipate beginning operations in December 2002.

Why We Are Organizing a New Bank in Douglas County

We believe the Douglas County market presents a growing and diversified economic environment that will support the formation of First Commerce Community Bank. Douglas County is located 15 miles west of Atlanta and 12 miles from Atlanta’s Hartsfield International Airport. Over the last decade, Douglas County has experienced rapid growth. According to the U.S. Census Bureau, Douglas County county experienced population growth of 29.6% from 1990 to 2000. Douglas County is expected to experience continued population growth over the next several years, with an estimated population of 105,531 by 2006, according to ESRI Business Information Solutions estimates, representing an increase of 12.0% from 2000. In addition, Douglas County has a growing and diverse economy, featuring professional, business, health and educational services, retail trade, manufacturing, and construction. As of June 30, 2001, Douglas County had a deposit base of approximately $769.3 million, up 47.3% from the June 30, 1997 deposit base of approximately $522.1 million.

In addition to Douglas County’s growth and diverse economy, we believe that consolidation within the financial services industry may further enhance our opportunity to establish a banking presence in the Douglas County market. Over the last decade, a number of large national and regional banks have entered or expanded in our primary service area through the acquisition of smaller community banks. As a result, as of June 30, 2001, the large national and regional banks now operating in our primary service area held approximately 63.3% of the deposits in Douglas County, up from 38.1% in June 1994. These large national and regional banks include Regions Bank, SunTrust Bank, BB&T (formerly Community First Bank), Bank of America, Wachovia and SouthTrust Bank. As a result of this consolidation, only one locally-owned community bank based in Douglas County remains in existence, although several community banks located outside of Douglas County operate branch offices within our primary service area.

Acquisitions of community banks by large national and regional banks often result in the dissolution of local boards of directors and in significant turnover in management and customer service personnel who possess extensive banking experience and strong ties to the local community. Accordingly, we intend to hire experienced and talented individuals who will complement the community banking experience of our proposed executive officers. Bank mergers and acquisitions also necessitate the consolidation of data processing systems which often create disruptions in customer service. As one of only two locally-owned community banks based in Douglas County, we will offer convenient service, local decision-making and competitive loans. Additionally, by focusing our operations on the community we serve, we believe that we will be able to respond to changes in our market more quickly than large institutions.

Our Organizers and Management

First Commerce Community Bankshares was organized by 11 local business and community leaders. Our organizers, along with Tom D. Richey, our chief financial officer, will serve as the directors of First Commerce Community Bankshares and will, upon approval of the Georgia Department, serve as the initial directors of First Commerce Community Bank. Our organizers and directors intend to utilize their diverse backgrounds and their local business relationships to attract customers from all segments of the community. Our organizers and directors are:

• Carl E. Carr, Jr.	• J. David McDade
• James E. Daniell	• Phil D. Miller
• Jack F. Gamel	• Tom D. Richey
• Larry W. Jackson	• Jimmy R. Smith
• Richard W. Kinsey • William C. Lumpkin, Jr.	• Joel R. Tidwell • Frank C. Winn

In addition, we have established a senior management team that includes individuals with significant experience in the banking industry in Georgia and in our market area particularly. We have retained the following individuals to serve on our senior management team:

•
William C. Lumpkin, Jr. will serve as the president and chief executive officer of First Commerce Community Bankshares and First Commerce Community Bank. Mr. Lumpkin has 26 years of banking experience in Douglas County; and

•
Tom D. Richey will serve as the chief financial officer of First Commerce Community Bankshares and First Commerce Community Bank. Mr. Richey has 27 years of banking experience in Douglas and Cobb counties.

Products and Services

We plan to offer quality products and personalized services while providing our customers with the financial sophistication and array of products typically offered by a larger bank. Our lending services will include real estate-related loans, commercial loans to small- to medium-sized businesses and professional concerns and consumer loans to individuals. We will offer a broad range of competitively priced deposit services including demand deposits, regular savings accounts, money market deposits, certificates of deposit and individual retirement accounts. To complement our lending and deposit services, we intend to also provide overdraft protection, direct deposit, wire transfers, night depository, credit cards, safe-deposit boxes, travelers checks, debit cards and automatic drafts. We intend to offer our services through a variety of channels, including internet banking, automated teller machines, telephone banking and, in the future, branch offices.

Philosophy and Strategy

Initially, our business strategy will be carried out through the operations and growth of First Commerce Community Bank. At the bank level, our management philosophy will be to deliver exceptional customer service through experienced personnel who understand and care about the banking needs of our customers. We believe that this philosophy will distinguish First Commerce Community Bank from its competitors and will enable us to be successful.

To carry out our philosophy, our business strategy will involve:

•	hiring and retaining experienced and qualified banking personnel, preferably with established client relationships;

•
cross-training our staff to answer questions about our products and services so that each employee can not only resolve banking-related customer questions, but also can suggest product services that may be of interest to our customers;

•	capitalizing on our organizers’ diverse community involvement and business experience;

•	implementing on a comprehensive and on-going basis an active call program involving all of our directors and officers;

•	providing individualized attention with local decision-making authority;

•	implementing an aggressive marketing program;

•	positioning our main office facility to provide convenience, access to our targeted markets and demonstrate our local commitment;

•	utilizing sophisticated financial services technology and strategic outsourcing to provide an array of banking products and services; and

•	establishing a community identity by positioning ourselves as a locally-owned bank that is responsive to the banking needs of Douglas County.

The Offering

Common Stock Offered	Minimum—800,000 shares
Maximum—1,000,000 shares

Common Stock to be Outstanding After the Offering	Minimum—800,000 shares Maximum—1,000,000 shares

These totals do not include up to 380,000 shares of our common stock issuable upon the exercise of common stock purchase warrants to be issued to our organizers and directors.

Offering Price Per Share	$10.00

Plan of Distribution	Shares of our common stock will be sold on a best efforts basis by our executive officers who will receive no commissions for any sales they make. See “Plan of Distribution” on page 17.

Use of Proceeds	We will use the proceeds of the offering as follows:

•	to capitalize First Commerce Community Bank;

•	to reimburse organizational expenses paid by the organizers; and

•	to provide working capital for First Commerce Community Bankshares.

First Commerce Community Bank will use the funds it receives from First Commerce Community Bankshares as follows:

•	to pay expenses;

•	to repay the organizing line of credit guaranteed by the organizers;

•	to purchase, renovate, furnish and equip our initial main office facility;

•	to acquire the property for our permanent main office facility;

•	to construct, furnish and equip our permanent main office facility; and

•	to provide working capital to operate, including making loans and other investments.

See “Use of Proceeds” on page 19.

Offering Conditions	We must satisfy the following conditions to complete our offering:

•	at least $8,000,000 must be deposited with our escrow agent, The Bankers Bank, Atlanta, Georgia;

•	the Georgia Department must preliminarily approve First Commerce Community Bank’s charter application;

•	the FDIC must approve First Commerce Community Bank’s deposit insurance application;

•	the Federal Reserve and Georgia Department must approve First Commerce Community Bankshares’ application to become a bank holding company; and

•	First Commerce Community Bankshares must not have canceled this offering before funds are withdrawn from the escrow account.

See “Terms of the Offering—Conditions of the Offering” on page 14.

Escrow Arrangements
Until we have satisfied all offering conditions, we will place all subscription funds in an escrow account with The Bankers Bank. If we do not meet all of the offering conditions by                 , 2003, we will return to all subscribers their funds placed in the escrow account, with interest. Prior to the release of the funds, the escrow agent will invest the funds in interest-bearing bank accounts.

Once we have satisfied all of the offering conditions, the escrow agent will release all subscription funds to us. Any funds received after that time will not be placed in an escrow account, but will be immediately available funds of First Commerce Community Bankshares. At that point, all subscribers may lose all or a portion of their investment. For example, if First Commerce Community Bank does not receive final regulatory approval to open, we will seek shareholder approval to dissolve and liquidate. Upon liquidation, we will promptly return to shareholders all funds, less all expenses incurred by us, including our offering, pre-opening and organizing expenses. See “Terms of the Offering—Escrow of Subscription Funds” on page 15.

Ownership by Our Management

Our organizers and directors anticipate purchasing approximately 380,000 shares of our common stock, representing 47.5% of the 800,000 shares of common stock to be outstanding upon completion of the minimum offering, or 38.0% of the 1,000,000 shares to be outstanding if the maximum offering is completed. In addition, in recognition of the financial risks undertaken by our organizers in forming First Commerce Community Bankshares and First Commerce Community Bank, our organizers and directors are being offered by this prospectus warrants to purchase one share of our common stock, at $10.00 per share. Each organizer and director will receive one warrant for each share the organizer or director purchases in the offering. The one-to-one ratio between the anticipated number of shares to be purchased by our organizers and directors and the number of warrants to be issued to them was determined after considering a number of factors. The principal factors we considered were prevailing market conditions, comparable de novo bank holding company capitalizations and regulatory restrictions.

Given the intent of our organizers and directors to purchase 380,000 shares in this offering, we expect that they will be granted warrants to purchase an aggregate of 380,000 shares. Because our organizers and directors will be able to purchase shares subject to the warrants at $10.00 per share, if the market price of our common stock rises, our organizers and directors will be able to purchase a significant amount of our common stock in the future for less than the prevailing market value. See “Terms of the Offering—Purchases by Organizers and Directors” on page 16 and “Description of Capital Stock of First Commerce Community Bankshares—Organizers’ Warrants” on page 46. We believe our organizers’ and directors’ financial interest in First Commerce Community Bankshares will encourage their active participation in growing our business.

Dividends

In light of regulatory restrictions and the need for us to retain and build capital, we plan to reinvest earnings and not pay dividends for the next several years. Our future dividend policy will depend on our earnings, capital requirements and financial condition, as well as other factors our board of directors considers relevant. See “Dividends” on page 23 and “Supervision and Regulation—Payment of Dividends” on page 56.

Location of Our Offices

The address and phone number of our executive office and initial main office facility is:

9464 Highway 5
Douglasville, Georgia 30135
(770) 489-3222

We plan to operate initially from this existing office facility, which was formerly a branch office facility of SunTrust Bank. This office facility is a freestanding building with approximately 3,000 square feet, conveniently located on Highway 5 in Douglasville, the county seat of Douglas County. In addition, we have leased approximately 1,400 square feet of office space for back office operations, including our accounting and financial operations. This facility is located at 5833 Stewart Parkway, Suite 102, Douglasville, Georgia.

Within our first year of operations, we plan to identify and purchase a property on which we plan to construct a 12,000 square foot permanent main office facility. We expect to complete construction of this permanent main office facility in the second quarter of our third year of operations. Upon completion of this facility, we plan to convert our initial main office facility on Highway 5 into a branch office and move our back office operations into our permanent main office facility. See “Our Proposed Business—Office Facilities” on page 35.

RISK FACTORS

The following paragraphs describe what we believe are the material risks of an investment in our common stock. We may face other risks as well, which we have not anticipated. An investment in our common stock involves a significant degree of risk. You should not invest in our common stock unless you can afford to lose your entire investment. You should consider carefully the following risk factors and other information in this prospectus before deciding to invest. You should also carefully read the cautionary statement following this Risk Factors section regarding our use of forward-looking statements.

We have no operating history upon which to base an estimate of our future financial performance.

First Commerce Community Bank, which initially will be the sole subsidiary of First Commerce Community Bankshares, is in organization and neither First Commerce Community Bankshares, nor First Commerce Community Bank, has any operating history on which to base any estimate of their future financial performance. Because we lack an operating history, you do not have either the type or amount of information that would be available to a purchaser of securities of a financial institution with an operating history. Accordingly, the financial statements presented in this prospectus may not be as meaningful as those of a company which does have a history of operations. In addition, the success of our operations must be considered in light of the expenses, complications, and delays frequently encountered in connection with the opening and development of a new bank.

If we fail to begin banking operations, you could lose all or a portion of your investment.

If you subscribe to this offering and funds are released from the escrow account and we incur start-up expenses, but are unable to begin banking operations, we will seek to dissolve and liquidate. In this event, we would return to shareholders all of their funds with interest, less all expenses incurred by us. If we dissolve and liquidate, we can give you no assurance that our liabilities will not exceed our assets, in which case, you would lose your entire investment. After withdrawing funds from the escrow account, we must satisfy the following requirements in order to begin banking operations:

•	receive the Georgia Department’s final approval of First Commerce Community Bank’s charter application;

•	satisfy conditions of the FDIC’s approvals; and

•	satisfy the conditions of the approvals of the Federal Reserve and the Georgia Department for First Commerce Community Bankshares to operate as a bank holding company.

Although we believe we will have little difficulty satisfying the above requirements after funds are withdrawn from the escrow account, we may be incorrect in our assumptions. If we are incorrect, you could lose all or a portion of your investment. See “Terms of the Offering—Failure to Begin Banking Operations” on page 15.

If we do not receive regulatory approvals in a timely manner, it could delay the date on which First Commerce Community Bank opens for business, resulting in increased pre-opening expenses and initial losses.

Although we expect to receive all regulatory approvals and to open for business in December 2002, we can give you no assurance as to when, if at all, these events will occur. Any delay in beginning our banking operations will increase our pre-opening expenses and postpone our realization of potential revenues. Additionally, a delay will cause our accumulated deficit to increase as a result of continuing operating expenses, such as salaries and other administrative expenses, and our lack of revenue.

We will incur substantial start-up losses and do not expect to be profitable in the near future.

Typically, new banks incur substantial start-up losses, are not profitable in the first year of operation and, in some cases, are not profitable for several years. We will incur substantial expenses in establishing First Commerce Community Bank as a going concern, and we can give you no assurance that we will be profitable or that future earnings, if any, will meet the levels of earnings prevailing in the banking industry. From March 26, 2002, the date we began our organizational activities, through June 30, 2002, our net loss amounted to $109,947. The estimated net loss of First Commerce Community Bankshares and First Commerce Community Bank for the period from March 26, 2002 through December 2002, the anticipated opening date for First Commerce Community Bank, is $398,127. Because we will initially act as the sole shareholder of First Commerce Community Bank, our profitability will depend upon the bank’s successful operation. See “Management’s Discussion and Analysis of Financial Condition and Plan of Operations” on page 23.

Failure to implement key elements of our business strategy may adversely affect our financial performance.

If we cannot implement key elements of our business strategy, our financial performance may be adversely affected. Our organizers have developed a business plan that details the strategies that we intend to implement in our efforts to achieve profitable operations. The strategies include hiring and retaining experienced and qualified employees and attracting individual and business customers from Douglas County. Even if the key elements of our business strategy are successfully implemented, they may not have the favorable impact on operations that we anticipate. See “Our Proposed Business—Philosophy and Strategy” on page 30.

Departures of our key personnel or directors may impair our operations.

William C. Lumpkin, Jr. and Tom D. Richey are important to our success, and if we were to lose either of their services, our financial condition and results of operations could be adversely affected. Messrs. Lumpkin and Richey have been instrumental in our organization. Mr. Lumpkin will be the key management official in charge of our daily business operations. Mr. Richey will serve as our chief financial officer. Although we have entered into an employment agreement with Mr. Lumpkin, we cannot be assured of his continued service, or the continued service of Mr. Richey. We have purchased a $1 million key man life insurance policy covering Mr. Lumpkin’s loss, under which we would receive $500,000 and Mr. Lumpkin’s family would receive $500,000.

In addition, our directors’ community involvement and extensive local business relationships are important to our success. Our growth could be adversely affected if the composition of our board of directors changes significantly. See “Management” on page 37.

Our organizers, directors and officers will have the ability to influence shareholder actions, and they may have interests that are different from yours as an investor.

Our organizers, directors and executive officers will be able to exercise significant control over the management and affairs of First Commerce Community Bankshares and First Commerce Community Bank, and will be able to significantly influence all matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. These persons, individually or as a group, may have interests that are different from yours as an investor. Our organizers, directors and executive officers intend to purchase 380,000 shares of our common stock, which will equal 47.5% of the 800,000 shares to be outstanding upon completion of the minimum offering or 38.0% of the 1,000,000 shares to be outstanding if the maximum number of shares are sold. See “Management” on page 37.

We intend to grant warrants to our organizers and directors and stock options to some of our employees which, if exercised, would reduce your percentage ownership in First Commerce Community Bankshares.

Our organizers, directors and executive officers may exercise warrants and options to purchase our common stock, which would result in dilution of your proportionate interest in First Commerce Community Bankshares. Upon completion of the minimum offering, we will grant to our organizers and directors warrants to purchase one additional share of our common stock for each share purchased in the offering in recognition of the financial risks undertaken by them in forming First Commerce Community Bankshares and First Commerce Community Bank. Each warrant will entitle the organizer or director to purchase one additional share of common stock, at a purchase price of $10.00 per share. Therefore, given the intent of the organizers and directors to purchase 380,000 shares in this offering, we expect that our organizers and directors will be granted warrants to purchase an aggregate of 380,000 shares. If all of these warrants were exercised, our organizers and directors would own approximately 64.4% of the shares outstanding after the minimum offering and 58.5% of the outstanding shares after the maximum offering. See “Terms of the Offering—Purchases by Organizers and Directors” on page 16 and “Description of Capital Stock of First Commerce Community Bankshares—Organizers’ Warrants” on page 46.

In addition, First Commerce Community Bankshares has established a stock option plan which will allow us to grant stock options to employees who are contributing significantly to our management or operations. We have reserved up to 100,000 shares of our common stock for issuance under our stock option plan. However, the number of shares reserved for issuance under our stock option plan will not exceed 10.0% of the number of shares outstanding following completion of this offering (80,000 shares assuming the minimum offering of 800,000 shares, and 100,000 shares assuming the maximum offering of 1,000,000 shares). Of the shares reserved for issuance under our stock option plan, Mr. Lumkin currently may receive options to purchase up to 37,500 shares, at a purchase price of $10.00 per share. See “Executive Compensation—Stock Option Plan” on page 43. Any future exercise of warrants or options would dilute your percentage of ownership interest in First Commerce Community Bankshares. For example, prior to the exercise of any warrants, our organizers and directors are expected to own 47.5% of the 800,000 shares to be outstanding upon completion of the minimum offering or approximately 38.0% of the 1,000,000 shares to be outstanding if the maximum number of shares are sold. If all of the organizer and director warrants and the maximum number of stock options were exercised, our organizers and directors would own approximately 65.5% of our outstanding common stock after the minimum offering and 56.3% after the maximum offering.

We will face strong competition for customers, especially from larger and more established financial institutions, which may hinder us from obtaining customers and may cause us to pay higher interest rates on our deposits or charge lower interest rates on our loans than our competitors’ rates for an extended period.

We anticipate offering competitive loan and deposit rates as we establish ourselves in the market, but if excessive competition forces us to offer more aggressive pricing indefinitely, our net interest margin will suffer and our financial performance will be negatively impacted. We will compete with numerous other lenders and deposit-takers, including other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies and brokerage and investment banking firms. With multiple financial institutions already doing business in our primary service area, and given the chance that additional competitors may enter the market in the future, we will be faced with continuous competition. See “Our Proposed Business—Competition” on page 28. Moreover, some of these competitors are not subject to the same degree of regulation as we will be and may have greater resources than will be available to us. Competition from non-traditional financial institutions may also affect our success due to the Gramm-Leach-Bliley Act. See “Supervision and Regulation” on page 52.

We may not be able to compete with our larger competitors for larger customers because our lending limits will be lower than theirs.

Our lending limit will be significantly less than the limits for most of our competitors, and may hinder our ability to establish relationships with larger businesses in our market area. Based on the proposed capitalization and pre-opening expenses of First Commerce Community Bank, our initial legal lending limit will be approximately $1,068,368 for loans not fully secured and $1,780,614 for loans fully secured by collateral. These legal limits will increase or decrease as First Commerce Community Bank’s capital increases or decreases as a result of its earnings or losses, among other reasons. Based on our legal lending limit, we will need to sell participations in our loans to other financial institutions in order to meet the lending needs of our customers requiring extensions of credit above these limits. However, our strategy to accommodate larger loans by selling participations in those loans to other financial institutions may not be successful. See “Our Proposed Business—Lending Services” on page 31.

Our success will depend significantly upon general economic conditions in Douglas County.

Our operations and profitability may be more adversely affected by a local economic downturn than those of our larger competitors which are more geographically diverse. Since the majority of our borrowers and depositors are expected to be individuals and businesses located and doing business in Douglas County, our success will depend significantly upon the general economic conditions in and around Douglas County. An adverse change in the local economy could make it more difficult for borrowers to repay their loans, which could lead to loan losses for First Commerce Community Bank. In addition, because many of our shareholders are likely to be residents of Douglas County, a prolonged downturn in the general economic conditions in this area could result in sales of large amounts of our common stock.

Rapidly rising or falling interest rates could significantly harm our business.

A rapid increase or decrease in interest rates could significantly harm our net interest income, capital and liquidity. Our profitability will depend substantially on our net interest income, which is the difference between the interest income earned on our interest-earning assets, such as loans and investment securities, and the interest expense paid on our interest-bearing liabilities, such as deposits and borrowings. To the extent that the maturities of these assets and liabilities differ, rapidly rising or falling interest rates could significantly and adversely effect our earnings, which, in turn, would impact our business. See “Our Proposed Business—Asset and Liability Management” on page 34.

Our ability to pay dividends is limited and depends on First Commerce Community Bank’s legal ability to pay dividends, as well as the judgment of our board of directors.

We will initially have limited sources of income other than dividends we receive from First Commerce Community Bank. Our ability to pay dividends will therefore depend largely on the bank’s ability to pay dividends to us, which will be based primarily on the bank’s earnings, capital requirements and financial condition, among other factors.

Bank holding companies and Georgia state chartered banks are both subject to significant regulatory restrictions on the payment of cash dividends. In light of these restrictions and our need to retain and build capital, it will be our policy to reinvest earnings for the period of time necessary to help support the success of our operations. As a result, we do not plan to pay dividends until First Commerce Community Bank is cumulatively profitable. See “Dividends” on page 23 and “Supervision and Regulation—Payment of Dividends” on page 56.

The offering price of our common stock was arbitrarily determined by our organizers and may not accurately reflect the value of an investment in our common stock.

Because we were only recently formed and First Commerce Community Bank is in the process of being organized, the public offering price could not be set by referencing historical measures of our financial performance. Therefore, the public offering price may not indicate the market price for our common stock after this offering. The public offering price was arbitrarily determined by our organizers based on several factors. These factors included prevailing market conditions and comparable de novo bank holding company capitalizations. See “Plan of Distribution—Determination of Offering Price” on page 18.

We do not expect that an active trading market for our common stock will develop, which means that you may not be able to sell your shares.

Since the size of this offering is relatively small, we do not expect that an active and liquid trading market for our common stock will develop within the next five years. Therefore, you should not invest in this offering if you have a short-term investment intent.

If an active trading market does not develop, you may not be able to sell your shares promptly, or perhaps at all. You should consider carefully the limited liquidity of your investment before purchasing any shares of our common stock.

The market price of our common stock may be volatile.

If a market develops for our common stock after this offering, significant market price volatility may be experienced. Factors that may affect the price of our common stock include its depth and liquidity, investor perception of our financial strength, conditions in the banking industry such as credit quality and monetary policies, and general economic and market conditions. Our quarterly operating results, changes in analysts’ earnings or other developments affecting us could cause the market price of our common stock to fluctuate substantially. In addition, from time to time the stock market experiences extreme price and volume fluctuations. This volatility may significantly affect the market price of our common stock for reasons unrelated to our operating performance.

Our profitability and growth could be adversely affected by changes in the law, especially changes deregulating the banking industry.

We will be subject to extensive federal and state government supervision and regulation. Our ability to achieve profitability and to grow could be adversely affected by federal and state banking laws and regulations. These and other restrictions limit the manner in which we may conduct our business and obtain financing, including our ability to attract deposits, make loans and achieve satisfactory interest spreads. Many of these regulations are intended to protect depositors, the public, and the FDIC, not shareholders. In addition, the burden imposed by federal and state regulations may place us at a competitive disadvantage compared to competitors who are less regulated. Applicable laws, regulations, interpretations and enforcement policies have been subject to significant, and sometimes retroactively applied, changes in recent years, and may be subject to significant future changes. Future legislation or government policy may also adversely affect the banking industry or our operations. We cannot predict the effects of any potential changes, but they could adversely affect our future operations. See “Supervision and Regulation” on page 52.

The operation of First Commerce Community Bank may, in the future, require more capital than we will raise in this offering, and we may not be able to obtain additional capital on terms that are favorable to investors.

In the future, should we need additional capital, we may not be able to raise additional funds through the issuance of additional shares of our common stock or other securities. Even if we were able to obtain additional capital through the issuance of additional shares of our common stock or other securities, we may not be able to issue these securities at prices or on terms better than or equal to the public offering price and terms of this offering. The issuance of new securities could dilute your ownership interest in First Commerce Community Bankshares.

Georgia law and provisions of our articles of incorporation and bylaws could deter or prevent takeover attempts by a potential purchaser of our common stock that would be willing to pay you a premium for your shares of our common stock.

In many cases, shareholders receive a premium for their shares when a company is acquired by another company. Under Georgia law, however, no bank holding company may acquire control of First Commerce Community Bankshares until First Commerce Community Bank has been incorporated for three years. As a result, your ability to receive a premium over market for your shares of our common stock may be severely limited during the first three years of First Commerce Community Bank’s operations. In addition, our articles of incorporation and bylaws contain provisions that may deter or prevent an attempt to change or gain control of First Commerce Community Bankshares. These provisions include the possible existence of preferred stock, staggered terms for directors, restrictions on the ability to change the number of directors or to remove a director, special provisions regarding combinations with “interested” shareholders and the price at which an acquirer may purchase your shares of our common stock, and flexibility in evaluating acquisition proposals. As a result, you may be deprived of opportunities to sell some or all of your shares of our common stock at prices that represent a premium over market prices. See “Important Provisions of First Commerce Community Bankshares’ Articles of Incorporation and Bylaws” on page 48.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus are “forward-looking statements.” Forward-looking statements include statements about the competitiveness of the banking industry, potential regulatory obligations, potential economic growth in our primary service area, our business strategies, our projected opening date and pre-opening expenses and other statements that are not historical facts. The words “anticipate,” “estimate,” “project,” “intend,” “expect,” “believe,” “forecast” and similar expressions are intended to identify these forward-looking statements, but some of these statements may use other phrasing. In addition, any statement in this prospectus that is not a historical fact is a “forward-looking statement.” These forward-looking statements are not guarantees of future performance and are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. Some of these factors are set forth above in the section entitled “Risk Factors” on page 7. Many of these factors are beyond our ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements.

TERMS OF THE OFFERING

General

We are offering for sale a minimum of 800,000 shares and a maximum of 1,000,000 shares of our common stock at a price of $10.00 per share. In addition, we are offering to our organizers and directors up to 380,000 warrants to purchase one share of our common stock, at an exercise price $10.00 per share. See “Purchases by Organizers and Directors” on page 16.

The minimum purchase for any investor is 200 shares of our common stock, unless we, in our sole discretion, accept a subscription for a lesser number of shares. We will not accept any subscription for more than 50,000 shares of our common stock without the prior approval of our board of directors. The purchase price of $10.00 per share must be paid in full upon signing and delivering a subscription agreement. A subscription agreement for your use is attached to this prospectus as Appendix B. We will accept subscriptions to purchase shares until 5:00 p.m., Eastern Time, on                          , 2002, unless we sell all of the shares earlier or otherwise terminate or extend the offering. Subscriptions will be binding on subscribers and may not be revoked without our consent once we have accepted their subscription checks, bank drafts or money orders. We reserve the right to terminate this offering at any time or to extend the offering without notice to subscribers for up to three consecutive 90-day periods, or not later than                          , 2003. If the offering is extended, subscriptions that we have already accepted will still be binding.

We reserve the absolute and unqualified right to reject or reduce any subscription, for any reason prior to acceptance, or to waive the minimum share purchase requirement of 200 shares. If the offering is oversubscribed, we plan to give preference to subscribers who are residents within our primary service area. In addition, in determining which subscriptions to accept or reduce, or whether to waive the minimum share purchase requirement of 200 shares, we may take into account any other factors we consider relevant, including the order in which subscriptions were received, a subscriber’s potential to do business with us and our desire to have a broad distribution of ownership. Subscriptions may be reduced on a first come, first served or pro-rata basis in the event the offering is oversubscribed, or in any other manner based on the factors previously discussed in this paragraph. Rejected subscriptions will be returned to the subscriber without interest. If we reduce your subscription, you may withdraw your entire subscription within ten days after being notified of the reduction. In the event we reduce your subscription and you decide to withdraw your subscription, the entire amount of your subscription will be returned, without interest.

Prior to this offering, there has been no established public trading market for our common stock or the warrants, and we do not anticipate that an established market will develop. The offering price has been arbitrarily determined and is not a reflection of our book value, net worth or any other such recognized criteria of value. In determining the offering price of our common stock, our organizers considered, among other factors, prevailing market conditions and comparable de novo bank holding company capitalizations. There can be no assurance that, if a market should develop for our common stock, the post-offering market price will equal or exceed our $10.00 offering price.

Conditions of the Offering

This offering is expressly conditioned upon the fulfillment of the following conditions. The offering conditions, which may not be waived, are as follows:

•	at least $8,000,000 must be deposited with our escrow agent, The Bankers Bank, Atlanta, Georgia;

•	we must receive preliminary approval from the Georgia Department to charter First Commerce Community Bank;

•	we must receive approval of First Commerce Community Bank’s deposit insurance application from the FDIC;

•	we must receive approval from the Federal Reserve and the Georgia Department of First Commerce Community Bankshares’ application to become a bank holding company; and

•	we must not have canceled this offering prior to the time funds are withdrawn from the subscription escrow account.

Escrow of Subscription Funds

Until all of the above offering conditions have been met, all subscriptions and documents delivered by subscribers will be placed in an escrow account with The Bankers Bank. Under the terms of the escrow agreement, a copy of which is attached as Appendix A, if all of the offering conditions are met, we will certify this fact to the escrow agent, and the escrow agent will release all funds, with interest, to First Commerce Community Bankshares.

Prior to the release of the funds from the escrow account, the escrow agent will invest the funds in interest-bearing bank accounts, including savings accounts and bank money market accounts, short-term direct obligations of the United States Government and/or in short-term FDIC insured bank certificates of deposit. We will invest all funds obtained after the release of the funds from the escrow account and before we infuse capital into First Commerce Community Bank in a similar manner. We will use the offering proceeds to purchase all of the capital stock of First Commerce Community Bank, to repay expenses incurred in our organization and for working capital purposes. See “Use of Proceeds” on page 19.

If the offering conditions are not met by                          , 2003, the escrow agent will promptly return to subscribers their proportionate share of the funds. The escrow agent will also return to subscribers their proportionate share of any interest earned. If the offering conditions are not satisfied, the expenses incurred by First Commerce Community Bankshares will be borne by our organizers and not by subscribers.

No assurance can be given that the funds in the escrow account can or will be invested at the highest rate of return available or that any profits will be released from the investment of these funds.

If all of the offering conditions are satisfied, and we withdraw the funds from the subscription escrow account, all profits and earnings on the account will belong to First Commerce Community Bankshares. If the minimum offering of 800,000 shares of common stock are sold before the expiration date, a minimum closing will be held. At that minimum closing, the funds will be released from the escrow account to First Commerce Community Bankshares and subscribers to this offering will become shareholders of First Commerce Community Bankshares. Thereafter, subscribers’ funds will be paid directly to First Commerce Community Bankshares, rather than the escrow agent, upon acceptance.

The Bankers Bank, by accepting appointment as escrow agent under the escrow agreement, in no way endorses the purchase of our common stock.

Failure to Begin Banking Operations

Although we believe it is unlikely, it is possible that subscribers whose funds were originally placed in the escrow account may lose a portion of their investment because while we may be able to fulfill the conditions of this offering, and thus be able to withdraw funds from the escrow account, we may fail to begin banking operations. When the conditions of this offering are met and funds are withdrawn from the escrow account, shares of our common stock will be issued to subscribers whose funds had been deposited in the escrow account. At that time, we will not have begun banking operations because final approval of First Commerce Community Bank’s charter application will not have been received and conditions imposed by other regulatory authorities will not have been satisfied.

Other than capitalizing First Commerce Community Bank with at least $7,500,000, we believe obtaining the charter and opening for business will be based on meeting various requirements, such as passing a pre-opening examination. Because of our experienced management team, we expect we will have little difficulty satisfying these requirements after funds are withdrawn from the escrow account. In addition, even though we will have received the approvals of the Federal Reserve and the FDIC prior to withdrawing funds from the escrow account, their approvals will contain conditions that will not be able to be fulfilled until First Commerce Community Bank is capitalized and is near opening. We expect these conditions will be procedural in nature and capable of prompt resolution. First Commerce Community Bankshares will also require the permission of the Georgia Department to operate as a bank holding company. Since the Georgia Department typically bases its permission in large measure on the Federal Reserve’s review and approval, we believe receipt of the Georgia Department’s approval will also be timely.

However, in the event our assumptions are incorrect and we are unable to begin banking operations after funds have been withdrawn from the escrow account, we will seek shareholder approval for dissolution and liquidation. Upon liquidation, we will promptly return to shareholders all funds, with interest, less all expenses incurred by us, including the expenses of this offering and our organization and pre-opening expenses. It is possible that the amount returned to shareholders may be further reduced by amounts paid to satisfy claims of creditors, as discussed below.

Once we issue shares to subscribers, the offering proceeds will be considered part of our general corporate funds and may be subject to the claims of our creditors, including claims against us that may arise out of actions of our officers, directors, or employees. It is possible, therefore, that one or more creditors may seek to attach the proceeds of the offering before we begin banking operations. If such an attachment occurred and it became necessary to dissolve and liquidate First Commerce Community Bankshares, the payment process might be delayed. Further, if it became necessary to pay creditors from the subscription funds, the payment to shareholders might be further reduced.

Purchases by Organizers and Directors

Our organizers and directors anticipate purchasing 380,000 shares of our common stock in this offering, which will constitute approximately 47.5% of the 800,000 shares to be outstanding upon completion of the minimum offering, or approximately 38.0% of the 1,000,000 shares to be outstanding should the maximum number of shares be sold. All purchases of shares by our organizers and directors will be made at the same public offering price, $10.00 per share, as that paid by other investors and will count toward achieving the minimum offering. Our organizers and directors have represented to First Commerce Community Bankshares that their purchases will be made for investment purposes only and not with a view to resell their shares. See “Management” on page 37.

In consideration for assisting in our organization, on the date First Commerce Community Bank opens for business, each of our organizers and directors will be granted warrants to purchase additional shares of common stock. The warrants will be granted to the organizers and directors in recognition of the financial risk they have undertaken in connection with the organizational expenses of this project. Particularly, each of our 11 organizers has personally guaranteed the full amount of a line of credit obtained from Nexity Bank in the amount of $500,000, the proceeds of which are being used to fund our organizational expenses. In addition, each organizer has guaranteed the full amount of a $1 million loan obtained to fund the purchase price for our initial main office facility and a portion of the costs of renovating, furnishing and equipping the facility.

The warrants will provide our organizers and directors with the opportunity to profit from any future increase in the market value of our common stock or any increase in the net worth of First Commerce Community Bankshares without paying for the warrant shares initially. Each warrant will entitle an organizer or director to purchase one share of common stock for each share he purchases in the offering. The actual number of warrants granted to an organizer or director will depend on the number of shares of our common stock the organizer or director actually purchases in the offering. Therefore, given the intent of our organizers and directors to purchase 380,000 shares in the offering, we expect that the organizers will be granted warrants to purchase an aggregate of 380,000 shares of our common stock upon completion of this offering. The one-to-one ratio between the anticipated number of shares to be purchased by our organizers and the number of warrants to be issued to them was determined after considering a number of factors. The principal factors we considered were prevailing market conditions, comparable de novo bank holding company capitalizations and regulatory restrictions imposed by the FDIC and the Georgia Department.

Each warrant will become exercisable on the first anniversary of the date on which First Commerce Community Bank opens for business. At that time, only 33.3% of the warrant will be exercisable. Thereafter, the warrant will become exercisable in 33.3% annual increments. Each warrant will expire ten years after the first anniversary of the date on which First Commerce Community Bank opens for business. An organizer or director exercising his warrant will pay $10.00 for each share purchased under the warrant, subject to adjustment for stock splits, recapitalizations or other similar events. Any future exercise of the organizers’ and directors’ warrants will reduce your percentage ownership interest in First Commerce Community Bankshares. Assuming all of the warrants are exercised, our organizers and directors will own approximately 64.4% of the shares outstanding after the minimum offering and 58.5% of the outstanding shares after the maximum offering. See “Description of Capital Stock of First Commerce Community Bankshares – Organizers’ Warrants” on page 46.

PLAN OF DISTRIBUTION

General

We may terminate this offering for any reason at any time during its pendency. Shares of our common stock will be marketed on a best efforts basis, with a required 200 share minimum per investor, which may be waived by First Commerce Community Bankshares in its sole discretion, through our executive officers, none of whom will receive any commissions or other form of remuneration based on the sale of the shares. In addition, we may engage sales agents to sell shares on a best efforts basis. We anticipate that if sales agents are retained, such persons would be paid sales commissions not exceeding 10% of the aggregate dollar amount of the common stock sold by the sales agents as well as marketing-related expenses. As soon as practicable, but no more than ten business days after receipt of a subscription to purchase shares of our common stock, we will accept or reject the subscription. Subscriptions not rejected within this ten day period will be accepted. Once a subscription is accepted by us, it cannot be withdrawn by you. We will not accept any subscription for more than 50,000 shares of our common stock without the prior approval of our board of directors.

How to Subscribe

If you desire to purchase shares of our common stock, you should:

1.	Complete, date, and execute the subscription agreement you received with this prospectus;

2.
Make a check, bank draft, or money order payable to “The Bankers Bank, Escrow Account for First Commerce Community Bankshares, Inc.,” in the amount of $10.00 times the number of shares you wish to purchase; and

3.	Deliver the completed subscription agreement and check to First Commerce Community Bankshares at the following address:

William C. Lumpkin, Jr.
President and Chief Executive Officer
First Commerce Community Bankshares, Inc.
9464 Highway 5
Douglasville, Georgia 30135

No subscription agreement is binding until accepted by First Commerce Community Bankshares, which may, in its sole discretion, refuse to accept any subscription for shares, in whole or in part, for any reason whatsoever. Rejected subscriptions will be returned to the subscriber without interest. If your subscription is reduced, you may withdraw your subscription within ten days after being notified of the reduction.

If you have any questions about this offering or how to subscribe, please call Mr. Lumpkin at (770) 489-3222. If you subscribe, you should retain a copy of the completed subscription agreement for your records. You must pay the subscription price at the time you deliver the subscription agreement.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The offering price of $10.00 per share in this offering has been determined by our organizers based on a number of factors, including prevailing market conditions and comparable de novo bank holding company capitalizations. In the event a market should develop for our common stock after completion of this offering, there can be no assurance that the market price will not be lower than the offering price in this offering.

USE OF PROCEEDS

The gross proceeds from the sale of shares of our common stock will be $8,000,000 assuming the sale of a minimum of 800,000 shares, and $10,000,000 assuming the sale of a maximum of 1,000,000 shares. However, if 800,000 shares are not sold prior to                          , 2003, then we will terminate this offering and promptly return all funds received from subscribers, with interest. See “Terms of the Offering” on page 14.

The estimated expenses of this offering are as follows:

Registration fees, including blue sky fees and expenses	$10,000
Legal fees and expenses	30,000
Accounting fees and expenses	2,000
Printing and engraving expenses	16,500
Miscellaneous	18,500

Total Expenses	$77,000

Net Proceeds:
Minimum offering	$7,923,000
Maximum offering	$9,923,000

Use of Proceeds by First Commerce Community Bankshares

The net proceeds of this offering, as well as any interest earned on the subscription funds, will be used by First Commerce Community Bankshares, after breaking escrow, primarily for the purchase of all of the issued and outstanding capital stock of First Commerce Community Bank. First Commerce Community Bank will, in turn, use the funds as capital to begin its business operations, including paying officers’ and employees’ salaries, purchasing, renovating, furnishing and equipping its initial main office property, purchasing and constructing its future main office facility constructing and repaying expenses incurred in its organization.

As indicated in First Commerce Community Bank’s charter application filed with the Georgia Department, First Commerce Community Bankshares intends to capitalize First Commerce Community Bank at $7,500,000. Any remaining funds from this offering are expected to be held by First Commerce Community Bankshares and reserved for general corporate purposes at the holding company level. We anticipate that the proceeds received upon exercise of the warrants, if any, will be used for working capital purposes at the holding company level.

A portion of the net proceeds of this offering beyond the minimum will be retained by First Commerce Community Bankshares for the purpose of funding any required additions to the capital of First Commerce Community Bank. Since state chartered banks are regulated with respect to the ratio that their total assets may bear to their total capital, if First Commerce Community Bank experiences greater growth than anticipated, it may require the infusion of additional capital to support that growth. Management anticipates, however, that the proceeds of this offering will be sufficient to support First Commerce Community Bank’s immediate capital needs and will seek, if necessary, additional long-and short-term financing to support any additional needs. However, we can give you no assurance that such financing, if needed, will be available or if available will be on terms acceptable to us.

Use of Proceeds by First Commerce Community Bank

The following is a schedule of the estimated use by First Commerce Community Bank of the proceeds from the sale of First Commerce Community Bankshares common stock, including its estimated operating expenses for its first 12 months of operation.

Organizational and pre-opening expenses, including salaries, legal, consulting and accounting fees(1)	$398,127	(2)
Acquisition of initial main office property	776,936	(3)
Salaries and benefits	891,870	(4)
General and administrative expenses, composed primarily of data processing, marketing and advertising, telephone and casualty and deposit insurance	361,592	(5)
Occupancy expenses	87,700	(6)
Renovating, furnishing and equipping initial main office property	491,500	(7)
Acquisition of property for permanent main office facility	1,000,000	(8)
Working capital	3,492,275

	$7,500,000

(1)
These expenses will be incurred prior to First Commerce Community Bank’s opening for business and are being funded from a line of credit our organizers obtained from Nexity Bank in the principal amount of $500,000. At June 30, 2002, $150,000 was outstanding on the line of credit. Each organizer has guaranteed the full amount of this loan, which bears interest at 1.0% less than the prime rate as published in the Money Rates section of The Wall Street Journal, and is due on April 19, 2003. We plan to repay all outstanding amounts on the line of credit with a portion of the proceeds of the offering.

(2)	Includes expenses that will be incurred prior to First Commerce Community Bank’s opening for business.
(3)
Includes the total purchase price of $776,936 to acquire the site for our initial main office facility. See “Our Proposed Business – Office Facilities” on page 35. Our organizers obtained a line of credit from Nexity Bank in the amount of $1,000,000 to fund the $776,936 purchase price for the property as well as a portion of the costs to be incurred in renovating, furnishing and equipping the facility. At June 30, 2002, $786,936 was outstanding on the line of credit, which is secured by the property. In addition, each organizer has guaranteed the full amount of this loan, which bears interest at 1.0% less than the prime rate as published in the Money Rates section of The Wall Street Journal, and is due on April 19, 2003.

(4)
Salaries and benefits are based on management’s estimates of the number and types of employees which will be required during First Commerce Community Bank’s first 12 months of operations. It is presently anticipated that the bank will employ 14 persons during its first 12 months, including the two executive officers.

(5)
Represents estimated operating expenses which will be incurred during First Commerce Community Bank’s first 12 months of operations. These expenses are based on the experiences of similar sized banks in the region and on management’s previous banking experience.

(6)
Includes estimated utilities, real estate taxes, maintenance, janitorial services, property insurance and the monthly rental fees for the lease of back office facilities for accounting and financial operations.

(7)	Includes the estimated costs of renovating, furnishing and equipping the initial main office building of First Commerce Community Bank. See “Our Proposed Business—Office Facilities” on page 35.
(8)
Includes the estimated cost of acquiring the property on which the permanent main office facility of First Commerce Community Bank will be located. See “Our Proposed Business—Office Facilities” on page 35.

The expenses described above are estimates only and assume First Commerce Community Bank will open for business in December 2002, or as soon thereafter as practicable. Actual expenses may exceed these amounts. A portion of these expenses will be offset by revenues generated by the bank during its first year of operation.

CAPITALIZATION

The following table shows our capitalization as of July 23, 2002 and our pro forma consolidated capitalization, as adjusted to give effect to the receipt of the net proceeds from the sale of a minimum of 800,000 and a maximum of 1,000,000 shares of our common stock in this offering. Upon our incorporation, William C. Lumpkin, Jr., our president and chief executive officer, purchased ten shares of our common stock at a price of $10.00 per share. We will redeem these shares for $10.00 per share upon the issuance of shares in this offering. The number of shares shown as outstanding after giving effect to this offering do not include shares of our common stock issuable upon the exercise of warrants that will be granted to our organizers and directors or through the exercise of options that may be granted under our stock incentive plan. For additional information regarding the number and terms of those warrants and options, see “Description of Capital Stock of First Commerce Community Bankshares—Organizers’ Warrants” on page 46 and “Executive Compensation—Stock Option Plan” on page 43.

	Actual		As Adjusted for Minimum Offering		As Adjusted for Maximum Offering
Borrowings
Organizing Line of Credit	$150,000	(1)	$-0-	(2)	$-0-	(2)
Office Property Line of Credit	786,936	(1)	-0-	(2)	-0-	(2)
Shareholders’ Equity Actual And As Adjusted
Preferred stock, no par value per share; 10,000,000 shares authorized; no shares issued and outstanding	$-0-		$-0-		$-0-
Common stock, par value $1.00 per share; 100,000,000 shares authorized; 10 shares issued and outstanding; 800,000 shares issued and outstanding as adjusted (minimum offering); 1,000,000 shares issued and outstanding as adjusted (maximum offering)	$10		$800,000		$1,000,000
Additional paid-in capital	$90		$7,123,000	(3)	$8,923,000	(3)
Accumulated deficit during development stage	$(109,947	)(4)	$(398,127	)(5)	$(398,127	)(5)

Total shareholders’ equity	$(109,847)		$7,524,873		$9,524,873

(1)	Reflects amounts outstanding on the organizing line of credit and the office property line of credit, respectively, as of June 30, 2002.
(2)	Reflects the application of net proceeds of the offering to repay outstanding balances on the line of credit the note payable from Nexity Bank.
(3)	Net of the estimated offering expenses of $77,000.
(4)	This deficit reflects pre-opening expenses incurred through June 30, 2002, consisting primarily of salaries and employee benefits and professional and consulting fees.
(5)
The “As Adjusted” accumulated deficit results from estimated organizational and pre-opening expenses of $398,127 for First Commerce Community Bankshares and First Commerce Community Bank to be incurred through First Commerce Community Bank’s target opening date in December 2002. Actual organizational and pre-opening expenses may be higher and may therefore increase the deficit accumulated during the pre-opening stage and further reduce shareholders’ equity.

DIVIDENDS

We will initially have limited sources of income other than dividends paid to us by First Commerce Community Bank. Our ability to pay dividends to our shareholders will therefore depend largely on First Commerce Community Bank’s ability to pay dividends to us. In the future, we may begin income-producing operations independent from those of First Commerce Community Bank, which may provide alternative sources of income from which we may pay dividends to you. However, we can give you no assurance as to when, if at all, these operations may begin or whether they will be profitable.

Bank holding companies and state chartered banks are both subject to significant regulatory restrictions on the payment of cash dividends. In light of these restrictions and our need to retain and build capital, our board of directors plans to reinvest earnings for the period of time necessary to support successful operations. As a result, we do not plan to pay dividends until we recover any losses incurred and become profitable. Our future dividend policy will depend on our earnings, capital requirements and financial condition and on other factors that our board of directors considers relevant.

Additionally, regulatory authorities may determine, under circumstances relating to the financial condition of First Commerce Community Bankshares or First Commerce Community Bank, that the payment of dividends would be an unsafe or unsound practice and may prohibit dividend payment. See “Supervision and Regulation—Payment of Dividends” on page 56.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND PLAN OF OPERATIONS

General

We are in the development stage and will remain in that stage until this offering is completed. First Commerce Community Bankshares was incorporated on July 23, 2002 to serve as a holding company for First Commerce Community Bank. Prior to the incorporation of First Commerce Community Bankshares, our organizers conducted their organizational activities through First DB, LLC, a Georgia limited liability company, of which each organizer is a member. Throughout our organization, our main activities have been:

•	seeking, interviewing and selecting our officers;

•	preparing our business plan;

•	applying for a state bank charter under the laws of the State of Georgia;

•	applying for FDIC deposit insurance;

•	applying to become a bank holding company;

•	identifying the sites for our banking facilities; and

•	raising equity capital through this offering.

Since April 19, 2002, our organizational activities have been, and will continue to be, funded through a line of credit from Nexity Bank, Atlanta, Georgia. The total amount available on the line of credit is $500,000, of which $150,000 was outstanding at June 30, 2002. Each of our 11 organizers has guaranteed the full amount of this loan, which bears interest at 1.0% less than the prime rate as published in the Money Rates section of The Wall Street

Journal, and is due on April 19, 2003. We plan to repay the line of credit after the close of this offering by using a portion of the proceeds of the offering. See “Use of Proceeds” on page 19.

Financial Results

From March 26, 2002, the date we began our organizational activities, through June 30, 2002, our net loss amounted to $109,947. Our estimated net loss for the period from March 26, 2002 through December 2002, the anticipated opening date of First Commerce Community Bank, is $398,127 which is attributable to the following estimated expenses:

Employee compensation	$265,746
Consulting and professional fees	55,000
Bank charter application fees	17,500
Telephone expenses and supplies	10,000
Interest on organizing line of credit	5,581
Advertising	15,000
Other pre-opening expenses	29,300

Total	$398,127

Our financial statements and related notes, which are included in this prospectus, provide additional information relating to the discussion of our financial condition. See “Index to Financial Report” on page F-1.

Offices

We plan to begin our banking operations in a building formerly used by SunTrust Bank as a branch office. After considering several other properties in Douglas County, our organizers purchased the building and the property upon which it is located for a total purchase price of $776,936. Our organizers purchased the building and property from BAMA’s LLC, an entity of which Mr. Lumpkin, our president and chief executive officer, holds a 50% ownership interest. The purchase price for the property was based on our organizers’ collective knowledge of the Douglasville real estate market as well as an independent appraisal delivered by an independent third party retained by our organizers. To pay for the property, as well as a portion of the costs of renovating, furnishing and equipping the facility, our organizers obtained a line of credit from Nexity Bank for up to $1,000,000. At June 30, 2002, $786,936 was outstanding on the line of credit, which is secured by the property. In addition, each organizer has guaranteed the full amount of the loan, which bears interest at 1.0% less than the prime rate, as published in the Money Rates section of The Wall Street Journal, and is due on April 19, 2003. After all of the conditions to the offering have been satisfied, and the The Bankers Bank has released funds from the subscription escrow account to us, First Commerce Community Bank will acquire the property from our organizers and will repay the outstanding amount on the line of credit. We expect to incur total costs of $491,500 to renovate, furnish and equip the facility.

In addition, we plan to lease approximately 1,400 square feet of office space for our back office operations such as accounting and financial operations. We will enter into an agreement to lease this temporary facility, located at 5833 Stewart Parkway, Suite 102, Douglasville, Georgia, for a monthly rental rate of $1,325. The lease agreement will terminate on July 31, 2005.

Within our first year of operations, we plan to identify and purchase a property on which we will construct a permanent main office facility. We expect to complete construction of this permanent main office facility in the second quarter of 2005. Estimated costs of acquiring the property are $1,000,000 and the estimated costs of constructing this facility are approximately $1,500,000. Upon completion of this facility, we plan to convert our initial office facility into a branch office and to move our back office operations into this permanent main office facility.

Liquidity and Interest Rate Sensitivity

Since we have been in the development stage, there are no results to present at this time. Nevertheless, once we begin banking operations, net interest income, our primary source of earnings, will fluctuate with significant interest rate movements. To lessen the impact of these margin swings, we intend to structure our balance sheet so we will have regular opportunities to “reprice” or change the interest rates on our interest-bearing assets and liabilities. Imbalance in these repricing opportunities at any point in time constitutes interest rate sensitivity.

Interest rate sensitivity refers to the responsiveness of interest-bearing assets and liabilities to changes in market interest rates. The rate sensitive position, or gap, is the difference in the volume of rate sensitive assets and liabilities at a given time interval. The general objective of gap management is to actively manage rate sensitive assets and liabilities in order to reduce the impact of interest rate fluctuations on the net interest margin. We will generally attempt to maintain a balance between rate sensitive assets and liabilities as the exposure period is lengthened to minimize our overall interest rate risks.

We will evaluate regularly our balance sheet’s asset mix in terms of several variables, including yield, credit quality, appropriate funding sources and liquidity. To effectively manage our balance sheet’s liability mix, we plan to focus on expanding our deposit base and converting assets to cash as necessary.

As we continue to grow, we will restructure our rate sensitivity position in an effort to hedge against rapidly rising or falling interest rates. Our Investment Committee will meet on a quarterly basis to develop a strategy for the upcoming period.

Liquidity represents the ability to provide steady sources of funds for loan commitments and investment activities, as well as to maintain sufficient funds to cover deposit withdrawals and payment of debt and operating obligations. We can obtain these funds by converting assets to cash or by attracting new deposits. Our ability to maintain and increase deposits will serve as our primary source of liquidity.

Other than this offering and as discussed above, we know of no trends, demands, commitments, events or uncertainties that should result in, or are reasonably likely to result in, our liquidity increasing or decreasing in any material way in the foreseeable future.

Capital Adequacy

There are now two primary measures of capital adequacy for banks and bank holding companies: (i) risk-based capital guidelines and (ii) the leverage ratio.

The risk-based capital guidelines measure the amount of a bank’s required capital in relation to the degree of risk perceived in its assets and its off-balance sheet items. Under the risk-based capital guidelines, capital is divided into two “tiers.” Tier 1 capital consists of common shareholders’ equity, noncumulative and cumulative perpetual preferred stock, and minority interests. Goodwill is subtracted from the total. Tier 2 capital consists of the allowance for loan losses, hybrid capital instruments, term subordinated debt and intermediate term preferred stock. Banks are required to maintain a minimum risk-based capital ratio of 8%, with at least 4% consisting of tier 1 capital.

The second measure of capital adequacy relates to the leverage ratio. The FDIC has established a 3% minimum leverage ratio requirement. The leverage ratio is computed by dividing tier 1 capital into total assets. In the case of First Commerce Community Bank and other banks that are experiencing growth or have not received the highest regulatory rating from their primary regulator, the minimum leverage ratio should be 3% plus an additional cushion of at least 1% to 2%, depending upon risk profiles and other factors.

We believe that the net proceeds of this offering will satisfy our capital requirements for at least the next 12 months following the opening of First Commerce Community Bank. We believe all anticipated material expenditures for this period have been identified and provided for out of the proceeds of this offering. For additional information about planned expenditures, see “Use of Proceeds” on page 19. For additional information about our plan of operations, see “Our Proposed Business” on page 27.

OUR PROPOSED BUSINESS

Background

First Commerce Community Bankshares.    First Commerce Community Bankshares was incorporated as a Georgia corporation on July 23, 2002 to serve as a bank holding company for First Commerce Community Bank. Following receipt of preliminary approval of First Commerce Community Bank’s charter application, we plan to apply to the Federal Reserve and the Georgia Department for approval to capitalize First Commerce Community Bank. Upon receiving all necessary regulatory approvals, we will become a bank holding company within the meaning of the Bank Holding Company Act when we purchase First Commerce Community Bank’s common stock. We plan to use $7,500,000 of the net proceeds of this offering to capitalize First Commerce Community Bank. In return, First Commerce Community Bank will issue all of its common stock to us, and we will be its sole shareholder. Initially, First Commerce Community Bank will be our sole operating subsidiary. See “Supervision and Regulation” on page 52.

First Commerce Community Bankshares has been organized to make it easier for First Commerce Community Bank to serve its future customers. The holding company structure provides flexibility for expanding our banking business by possibly acquiring other financial institutions and providing additional capital and banking-related services. A holding company structure will make it easier for us to raise capital for First Commerce Community Bank because we will be able to issue securities without the need for prior banking regulatory approval and the proceeds of debt securities issued by the holding company can be invested in the bank as primary capital.

First Commerce Community Bank.    On June 11, 2002, our organizers filed applications on behalf of First Commerce Community Bank with the Georgia Department to organize as a state bank and with the FDIC to obtain insurance for First Commerce Community Bank’s deposits. First Commerce Community Bank will not be authorized to conduct its banking business until it obtains a charter from the Georgia Department. The issuance of the charter will depend, among other things, upon First Commerce Community Bank’s receipt of at least $7,500,000 in capital from First Commerce Community Bankshares and upon compliance with other standard conditions expected to be imposed by the Georgia Department. These conditions are generally designed to familiarize First Commerce Community Bank with Georgia state bank operating requirements and to prepare it to begin business operations. First Commerce Community Bank received preliminary approval of its charter application from the Georgia Department on                          , 2002 and is awaiting approval of its FDIC deposit insurance application as well as final approval from the Georgia Department and receipt of a charter. We expect First Commerce Community Bank will open for business in December 2002.

Market Opportunities

Primary Service Area.    First Commerce Community Bank’s primary service area will be Douglas County, Georgia. Our primary service area represents a geographic area that includes the City of Douglasville, Georgia. Located 15 miles west of Atlanta and 12 miles from Hartsfield International Airport, Douglas County has experienced rapid growth over the last decade. Interstate Highway 20 bisects Douglasville, the county seat of Douglas County, and serves as a major thoroughfare to Atlanta, where it connects with Interstate Highways 75, 85 and 285. In addition, Camp Creek Parkway provides a direct connection from Douglas County to Hartsfield International Airport.

Economic and Demographic Factors.    According to the U.S. Census Bureau, the estimated population of our primary service area was 92,174 in 2000, which represents an increase of 29.6% from 1990. ESRI Business Information Solutions projects that the population of Douglas County will continue to grow over the next several years, with an estimated population of 105,531 by 2006, an increase of approximately 12% from 2000. This represents projected annual growth in population of 2.3%, compared to projected national growth of 1.2%. According to the U.S. Census Bureau, the estimated number of housing units within our primary service area was 34,825 in 2000, an increase of 31.4% from 1990. According to ESRI Business Information Solutions, the estimated average household income for our primary service area is $60,122, which compares favorably to Georgia’s average household income of $53,933.

Industry, Labor and Employment.    According to the Georgia Department of Labor, over 2,000 businesses are located in Douglas County. Douglas County has approximately 640 service firms and over 430 retail trade businesses. In addition, Douglas County also has over 340 construction firms and approximately 125 manufacturing firms.

According to the Georgia Department of Labor, the service sector, which includes professional, business, health and educational services, represents the largest employment sector, providing 35.7% of Douglas County’s jobs. The other predominant employment sectors of Douglas County are the retail trade, manufacturing and construction sectors, providing 28.3%, 9.2% and 8.2% of Douglas County’s jobs, respectively. According to the Georgia Department of Labor, the largest employers in our primary service area are Inner Harbour Hospitals, Kroger Company, Parkway/Lanier Physician Services, Wal-Mart Associates, Inc. and Wellstar Health System, Inc.

With this diversified employment base, Douglas County has enjoyed steady employment. According to the Georgia Department of Community Affairs, Douglas County’s average annual unemployment rate was 3.1% between 1996 and 2000, compared to the Georgia average unemployment rate of 4.2% and the national average unemployment rate of 4.8%, for the same period. According to the Georgia Department of Labor, Douglas County’s average unemployment rate for 2000 was 2.7%, compared to the Georgia average of 3.7% and the national average of 4.0%.

We believe that Douglas County presents a growing and diversified economic environment that will support First Commerce Community Bankshares’ formation. As a community bank, First Commerce Community Bank will be designed to serve the needs of the citizens and businesses within this growing economy.

Competition.    The banking business is highly competitive. First Commerce Community Bank will compete with other commercial banks, savings and loan associations, credit unions, and money market mutual funds operating in its primary service area. Douglas County is served by 11 insured financial institutions operating a total of 31 retail branches as of June 30, 2001, the latest date for which information is available. A number of these competitors are well established in our primary service area.

According to the FDIC, bank and thrift deposits in Douglas County grew from approximately $522.1 million in June 1997 to approximately $769.3 in June 2001, an increase of approximately 47.3%. The following table illustrates the deposit base and market share of the financial institutions located in Douglas County as of June 30, 2001, the latest date for which information is available.

Douglas County Deposit Base and Market Share Information

	$	%
	(Dollars in millions)
Financial Institution
Regions Bank	181.4	23.6
Douglas County Bank	151.2	19.7
Citizens & Merchants State Bank	106.3	13.8
SunTrust Bank	100.7	13.1
Branch Banking & Trust Company(1)	100.3	13.0
Bank of America	43.8	5.7
Wachovia Bank, National Association(2)	35.9	4.6
SouthTrust Bank	25.6	3.3
Peoples Bank of West Georgia	10.1	1.3
Georgia State Bank	7.3	1.0
West Georgia National Bank of Carrollton	7.0	0.9

(1)	As of June 30, 2001, operated as Community First Bank. BB&T Corporation completed its acquisition of Community First Bank on December 12, 2001.
(2)
Reflects the combined deposit base and market share as of June 30, 2001 of First Union National Bank (deposit base of $30.2 million and market share of 3.9%) and Wachovia Bank, National Association (deposit base of $5.7 million and market share of 0.7%).

We will compete directly with many of the institution named in the table above. Additionally, we anticipate further competition as existing institutions in the market expand their branch networks or as institutions from other markets branch into our primary service area. As of the date of this prospectus, we are not aware of any other financial institution with plans to enter the Douglas County market. However, several community banks are in organization or were recently formed in neighboring counties, and we expect that one or more of these banks may attempt to enter the Douglas County market within the next five years.

We recognize that most of our competitors have substantially greater resources and lending limits than we will have and provide other services, such as extensive and established branch networks and trust services, which we do not expect to provide initially. As a result of these competitive factors, we may have to pay higher interest rates to attract depositors or extend credit with lower interest rates to attract borrowers. However, we will attempt to minimize these competitive factors and attract new banking relationships by offering our customers a personalized approach to banking.

As shown in the table above, a number of large national and regional institutions have entered or expanded in our primary service area as a result of the acquisition of smaller community banks. A number of these large national and regional institutions are well established within our primary service area, holding a combined 50.3% of deposits within our primary service area as of June 30, 2001. These large national and regional institutions include Regions Bank, SunTrust Bank, Bank of America, Wachovia, and SouthTrust Bank. In addition, BB&T (formerly Community First Bank), a recent entrant to the market, holds approximately 13.0% of the deposits in our primary service area, based on the June 30, 2001 deposit statistics for Community First Bank.

With respect to these large national and regional institutions, many of the customer service functions, as well as authority for loan approval, are located outside of our primary service. While several community banks have branch offices within our primary service area, Douglas County Bank is the only locally-owned community bank based in Douglas County. As a result of this consolidation and expansion by large national and regional institutions within our primary service area, we believe an attractive opportunity exists for a new bank that positions itself as a locally-owned community bank headquartered in Douglas County. As one of only two locally-owned community banks headquartered in Douglas County, we intend to differentiate First Commerce Community Bank from our competitors primarily through our active calling programs for directors and officers, our involvement in the communities we serve, the quality and experience of our staff and our convenient office location.

Philosophy and Strategy

Our philosophy will be to operate as a community bank emphasizing prompt, personalized customer service to the individuals and businesses located in Douglas County. We have adopted this philosophy in order to attract customers and acquire market share now controlled by other financial institutions in our primary service area. Accordingly, to carry out our philosophy we have developed a business strategy involving the following key elements:

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Quality Employees.  We will strive to hire highly trained and seasoned staff, preferably with existing customer relationships established through prior banking experience. We plan to train our staff to answer questions about all of our products and services so that the first employee the customer encounters can not only resolve the customer’s banking related questions, but can also suggest products and services that may be of interest to the customer. We are committed to hiring experienced and qualified staff, although this may result in higher personnel costs than are typically experienced by similar financial institutions.

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Experienced Senior Management.  Our senior management possesses extensive experience in the banking industry as well as substantial business and banking contacts in Douglas County. William C. Lumpkin, Jr., our president and chief executive officer, has 26 years of banking experience in Douglas County. Tom D. Richey, our chief financial officer, has 27 years of banking experience in Douglas and Cobb counties. See “Management” on page 37.

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Community-Oriented Board of Directors.  The boards of directors of First Commerce Community Bankshares and First Commerce Community Bank will consist predominately of long time residents of Douglas County who represent the bank’s target markets and will be sensitive and responsive to the needs of the community. Additionally, our boards of directors will represent a wide array of business experience and community involvement. We expect that the directors will bring substantial business and banking contacts to the bank as a result of their experience and involvement.

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Community Involvement.  All of our officers and directors are active in Douglas County, and their continued active community involvement will provide an opportunity to promote the bank and its products and services.

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Officer and Director Call Program.  We intend to implement an active officer and director call program to promote First Commerce Community Bank. The purpose of this call program will be to visit prospective customers, to describe our products and services and to invite them to do business with the bank.

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Individual Customer Focus.  We will focus on providing individualized service and attention to our target customers, which include individuals and small- to medium-sized businesses. As our employees, officers and directors become familiar with our customers, we will respond to credit requests quickly and be more flexible in approving loans based on collateral quality and personal knowledge of the customer.

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Local Decision Making.  We plan to position First Commerce Community Bank as a locally-owned, community bank focused on being more responsive to customer requests and to the banking needs of individuals and businesses within the communities we serve.

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Highly Visible Site.  Our initial main office location is centrally located within our primary service area on Highway 5 in Douglasville. We believe that this location will enhance our image as a strong competitor.

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Marketing and Advertising.    We plan to promote First Commerce Community Bank and to develop its image as a community-oriented bank with an emphasis on quality service and personal contact. We will also use traditional sources such as local newspaper advertisements and local event sponsorship; however, we plan to focus our marketing efforts on our formal calling program to leverage existing relationship of directors and executive officers.

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Offer Fee-Generating Products and Services.    Our range of services, pricing strategies, interest rates paid and charged, and hours of operation will be structured to attract our target customers and increase our market share. We will offer small businesses, professionals, entrepreneurs and consumers superior loan services while charging appropriate fees for such services and using technology and engaging third-party service providers to perform some functions at a lower cost to increase fee income. We believe our broad array of products and services will enhance our private banking relationships.

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Capitalize on Trend Toward Consolidation.    We believe that consolidation in the banking industry will continue, resulting in many individuals and small- to medium-sized businesses being dissatisfied with the upheaval in their banking relationships. We expect to capitalize on continued industry consolidation. By positioning ourselves as a community bank that is interested in delivering personal service, we believe that we will draw many of those dissatisfied customers to us.

Lending Services

Lending Policy.    First Commerce Community Bank is being established to generally support Douglas County; consequently, we will aggressively lend money to creditworthy borrowers within this limited geographic area. We will emphasize real estate-related loans, including construction loan for residential and commercial properties, and primary and secondary mortgage loans for the acquisition or improvement of personal residences, as well as commercial loans to small- and medium-sized businesses and professional concerns. We will also emphasize consumer loans to individuals.

We estimate that our loan portfolio will eventually be comprised of the following:

Loan Category	Percentage of Loan Portfolio
Real estate-related loans	75.0%
Commercial loans to small-and medium-sized businesses	15.0%
Consumer loans	10.0%

We plan to avoid concentrations of loans to a single industry or based on a single type of collateral. To address the risks inherent in making loans, we will maintain an allowance for loan losses based on, among other things, an evaluation of our loan loss experience, the amount of past due and nonperforming loans, current and anticipated economic changes and the values of certain loan collateral. Based upon such factors, our management will make various assumptions and judgments about the ultimate collectibility of the loan portfolio and provide an allowance for potential loan losses based upon a percentage of the outstanding balances and for specific loans. However, because there are certain risks that cannot be precisely quantified, management’s judgment of the allowance is necessarily an approximation and imprecise. The adequacy and methodology of our allowance for loan losses will be subject to regulatory examination and compared to a peer group of financial institutions identified by the bank’s regulatory agencies.

Loan Approval and Review.    Our loan approval policies will provide for various levels of officer lending authority. When the amount of total loans to a single borrower exceeds that individual officer’s lending authority, either an officer with a higher lending limit or our Loan Committee will determine whether to approve the loan request. We will not make any loans to any of our directors or executive officers unless our board of directors first approves the loan, and the terms of the loan are no more favorable than would be available to any comparable borrower. We may make small loans to our directors and executive officers without the prior approval of our board of directors, in accordance with regulatory limits for such loans.

Lending Limits.    Our lending activities will be subject to a variety of lending limits imposed by law. Differing limits apply in some circumstances based on the type of loan or the nature of the borrower, including the borrower’s relationship to First Commerce Community Bank. In general, however, we will be able to loan any one borrower a maximum amount equal to either:

•	15% of First Commerce Community Bank’s statutory capital base if the loan is not fully secured; or

•	25% of the bank’s statutory capital base if the entire amount of the loan is fully secured.

Based on our proposed minimum capitalization and projected pre-opening expenses, our initial lending limit will be approximately $1,068,368 for loans not fully secured and approximately $1,780,614 for loans that are fully secured by good collateral. Our management team has not yet established any minimum or maximum loan limits other than the statutory lending limits described above. These limits will increase or decrease as our capital increases or decreases as a result of its earnings or losses, among other reasons. We may sell participations in our loans to other financial institutions in order to meet all of the lending needs of loan customers.

Credit Risks.    The principal economic risk associated with each category of loans that we expect to make is the creditworthiness of the borrower. Borrower creditworthiness is affected by general economic conditions and the strength of the relevant business market segment. General economic factors affecting a borrower’s ability to repay include interest, inflation and employment rates, as well as other factors affecting a borrower’s customers, suppliers and employees.

With respect to real estate loans generally, the ability of a borrower to repay a real estate loan will depend upon a number of economic factors, including employment levels and fluctuations in the value of real estate. In the case of a real estate purchase loan, the borrower may be unable to repay the loans at the end of the loan term and may thus be forced to refinance the loan at a higher interest rate, or, in certain cases, the borrower may default as a result of its inability to refinance the loan. In either case, the risk of nonpayment by the borrower is increased. In the case of a real estate construction loan, there is generally no income from the underlying property during the construction period, and the developer’s personal obligations under the loan are typically limited. Each of these factors increases the risk of nonpayment by the borrower. We will also face additional credit risks to the extent that we engage in adjustable rate mortgage loans. In the case of an adjustable rate mortgage loan, as interest rates increase, the borrower’s required payments increase, thus increasing the potential for default. The marketability of all real estate loans, including adjustable rate mortgage loans, is also generally affected by the prevailing level of interest rates.

The well established financial institutions in our primary service area are likely to make proportionately more loans to medium- to large-sized businesses than we will make. Many of our anticipated commercial loans will be made to small- to medium-sized business that may be less able to withstand competitive, economic and financial pressures than large borrowers. Our commercial loan portfolio is expected to consist of loans to individual, partnership and corporate borrowers that are primarily located in Douglas County. Accordingly, we anticipate that our commercial borrowers will reflect the diversified businesses of our primary service area, and will principally include service, retail trade and manufacturing firms. The risks associated with commercial loans depend to a large extent upon various economic factors, including the strength of the economy in our primary service area and the ability of our commercial borrowers to properly evaluate and respond to a changing marketplace. In addition, our commercial borrowers will likely face risks related specifically to the unique nature of their business. For example, service and retail trade firms may incur risks associated with labor shortages and consumer preference changes, while manufacturing firms may incur risks associated with raw material and labor shortages, as well as currency fluctuations.

Consumer loans generally involve more credit risks than other loans because of the type and nature of the underlying collateral or because of the absence of any collateral. Consumer loan repayments are dependent on the borrower’s continuing financial stability and are likely to be adversely affected by job loss, divorce and illness. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans in the case of default. In most cases, any repossessed collateral will not provide an adequate source of repayment of the outstanding loan balance. Although the underwriting process for consumer loans includes a comparison of the value of the security, if any, to the proposed loan amount, we cannot predict the extent to which the borrower’s ability to pay, and the value of the security, will be affected by prevailing economic and other conditions.

Real Estate Loans.    We will make commercial real estate loans, construction and development loans, and residential real estate loans. These loans will include some commercial loans where we will take a security interest in real estate out of an abundance of caution and not as the principal collateral for the loan, but will exclude home equity loans, which are classified as consumer loans.

•    Commercial Real Estate.    Our commercial real estate loan terms generally will be limited to five years or less, although payments may be structured on a longer amortization basis. Interest rates may be fixed or adjustable, with an origination fee generally being charged on each loan funded. We will attempt to reduce credit risk on our commercial real estate loans by emphasizing loans on owner-occupied office and retail buildings where the ratio of the loan principal to the value of the collateral as established by independent appraisal does not exceed 80.0%. We will also project minimum levels of net projected cash flow available for debt service based on the type of loan. In addition, we may require personal guarantees from the principal owners of the property supported by a review by our management of the principal owners’ personal financial statements. Risks associated with commercial real estate loans include fluctuations in the value of real estate, new job creation trends, tenant vacancy rates and the quality of the borrower’s management. We will attempt to limit our risk by analyzing borrowers’ cash flow and collateral value on an ongoing basis.

•    Construction and Development Loans.    Our construction and development loans will be made both on a pre-sold and speculative basis. If the borrower has entered into an agreement to sell the property prior to beginning construction, then the loan is considered to be on a pre-sold basis. If the borrower has not entered into an agreement to sell the property prior to beginning construction, then the loan is considered to be on a speculative basis. Construction and development loans are generally made with a term of nine months and interest is paid periodically. The ratio of the loan principal to the value of the collateral as established by independent appraisal will not generally exceed 80.0%. Additionally, speculative loans will be based on the borrower’s financial strength and cash flow position. Loan proceeds will be disbursed based on the percentage of completion and only after the project has been inspected by an experienced construction lender or appraiser. Risks associated with construction loans include fluctuations in the value of real estate and new job creation trends.

•    Residential Real Estate.    Our residential real estate loans will consist of residential first and second mortgage loans and residential construction loans. We will offer fixed and variable rates on our mortgages with the amortization of first mortgages with maturity dates of three years and beyond. These loans will be made consistent with our appraisal policy and with the ratio of the loan principal to the value of collateral as established by independent appraisal generally not to exceed 50.0% to 75.0%. We expect these loan to value ratios will be sufficient to compensate for fluctuations in real estate market value and to minimize losses that could result from a downturn in the residential real estate market.

Commercial Loans.    A primary component of our loan portfolio will be loans for commercial purposes. Our commercial loan portfolio is expected to consist of loans principally to retail trade, service and manufacturing firms located in our primary service area. The terms of these loans will vary by purpose and by type of underlying collateral, if any. We will typically make equipment loans for a term of five years or less at fixed or variable rates, with the loan fully amortized over the term. Equipment loans generally will be secured by the financed equipment, and the ratio of the loan principal to the value of the financed equipment or other collateral will generally be 50.0% to 75.0% or less. Loans to support working capital will typically have terms not exceeding one year and will usually be secured by accounts receivable, inventory, or other collateral, as well as personal guarantees of the principals of the business. For loans secured by accounts receivable or inventory, principal will typically be repaid as the assets securing the loan are converted into cash, and for loans secured with other types of collateral, principal will typically be due at maturity. The quality of the commercial borrower’s management and its ability both to evaluate properly changes in the supply and demand characteristics for its products and services and to respond effectively to such changes are significant factors in a commercial borrower’s creditworthiness.

Consumer Loans.    We will make a variety of loans to individuals for personal, family and household purposes, including secured and unsecured installment and term loans, home equity loans and home equity lines of credit. Consumer loan repayments depend upon the borrower’s financial stability and are more likely to be adversely affected by divorce, job loss, illness and personal hardships. Because many consumer loans are secured by depreciable assets such as boats, cars, and trailers, the loan should be amortized over the useful life of the asset. The borrower will generally be required to be employed for at least 12 months prior to obtaining the loan. The loan officer will review the borrower’s past credit history, past income level, debt history and, when applicable, cash flow and determine the impact of all these factors on the ability of the borrower to make future payments as agreed. Consumer loans will generally be made at a fixed rate of interest.

Investments

In addition to loans, we will make other investments primarily in obligations of the United States or obligations guaranteed as to principal and interest by the United States and other taxable securities. These investments will include U.S. Treasury bills with treasury notes, as well as investments in securities of federally sponsored agencies, such as Federal Home Loan Bank bonds. In addition, we may also invest in federal funds, negotiable certificates of deposit, banker’s acceptances, mortgage backed securities, corporate bonds and municipal or other tax-free bonds. No investment in any of those instruments will exceed any applicable limitation imposed by law or regulation. Our Investment Committee will review the investment portfolio on an ongoing basis in order to ensure that the investments conform to our policy as set by our board of directors.

Asset and Liability Management

Our Investment Committee will manage our assets and liabilities and will strive to provide an optimum and stable net interest margin, a profitable after-tax return on assets and return on equity and adequate liquidity. The committee will conduct these management functions within the framework of written loan and investment policies that we will adopt. The committee will attempt to maintain a balanced position between rate sensitive assets and rate sensitive liabilities. Specifically, it will chart assets and liabilities on a matrix by maturity, effective duration and interest adjustment period and attempt to manage any gaps in maturity ranges.

Deposit Services

We will seek to establish solid core deposits, including checking accounts, money market accounts, savings accounts, a variety of certificates of deposit and IRA accounts. To attract deposits, we will employ an aggressive marketing plan in our primary service area and feature a broad product line and competitive services. The primary sources of deposits will be residents of, and businesses and their employees located in, our primary service area. We plan to obtain these deposits through personal solicitation by our officers and directors, direct mail solicitations and advertisements in the local media. In order to attract our initial deposit base, we may offer higher interest rates on various deposit accounts.

Other Banking Services

Other anticipated bank services include overdraft protection, direct deposit, wire transfers, night depository, safe deposit boxes, travelers checks, debit cards and automatic drafts. We plan to become associated with a shared network of automated teller machines that our customers will be able to use throughout Georgia and other regions. We may offer annuities, mutual funds and other financial services through a third party that has not yet been chosen. We also plan to offer Mastercard® and VISA® credit card services through a correspondent bank as an agent for the bank. We will not exercise trust powers during our early years of operation. We may in the future offer a full-service trust department, but cannot do so without the prior approval of the Georgia Department.

Marketing and Advertising

Our target customers will be the residents and the small- to medium-sized businesses and their employees located in our primary service area.

We intend to develop our image as a community-oriented bank with an emphasis on quality service and personal contact. While we plan to utilize traditional advertising mediums such as local newspapers and local event sponsorship, we plan to focus our marketing efforts on leveraging the existing relationships of our directors and management, principally through our formal calling program.

Employees

When it begins operations, First Commerce Community Bank will have approximately 14 full-time employees. We do not expect First Commerce Community Bankshares to have any employees who are not also employees of First Commerce Community Bank.

Office Facilities

We plan to begin our banking operations in a main office facility located at 9464 Highway 5, Douglasville, Georgia. After considering several locations within our primary service area, our organizers purchased this facility and the property on which it is located for a total purchase price of $776,936. Our organizers purchased the property from BAMA’s LLC, an entity of which Mr. Lumpkin, our president and chief executive officer, holds a 50% ownership interest. See “Related Party Transactions” on page 45. The purchase price for the property was based on our organizers’ collective knowledge of the Douglasville real estate market as well as an independent appraisal delivered by an independent third party retained by our organizers. To pay for the property, as well as a portion of the costs of renovating, furnishing and equipping the facility, our organizers obtained a line of credit from Nexity Bank for up to $1,000,000. At June 30, 2002, $786,936 was outstanding on the line of credit, which is secured by the property. In addition, each organizer has guaranteed the full amount of the loan, which bears interest at 1.0% less than the prime rate, as published in the Money Rates section of The Wall Street Journal, and is due on April 19, 2003. After all of the conditions to the offering have been satisfied, and The Bankers Bank has released funds from the subscription escrow account to us, First Commerce Community Bank will acquire the property from our organizers and will repay the outstanding amount on the line of credit. We expect to incur total costs of $491,500 to renovate, furnish and equip the facility.

Our initial main office facility was formerly used by SunTrust Bank as a branch office facility. Our initial main office facility will consist of approximately 3,000 square feet and will include one vault, three offices, three teller stations, two drive-in windows, and one automated teller machine. Located on Highway 5 in Douglasville, the county seat of Douglas County, our initial main office facility will offer high visibility and ample parking in an area with significant traffic.

In addition, we presently are considering several properties within our primary service area for our permanent main office location. We expect to acquire a property for our permanent main office facility within the first year of our operations for a purchase price of approximately $1,000,000. We expect to begin construction of this facility in the second quarter of 2004, with completion anticipated in the second quarter of 2005. Our permanent main office facility will consist of approximately 12,000 square feet. The estimated costs of constructing our permanent main office facility are $1,500,000, and the estimated costs of furnishing and equipping the facility are $500,000.

Upon completion of construction of our permanent main office facility, we plan to convert our initial main office facility into a branch office. We must receive the approval of the Georgia Department prior to opening any additional offices.

In addition, we plan to lease an office facility with approximately 1,400 square feet for our back office operations, including our accounting and financial operations. We will enter into an agreement to lease this temporary facility, located at 5833 Stewart Parkway, Suite 102, Douglasville, Georgia, for a monthly rental rate of $1,325. The lease agreement will terminate on July 31, 2005. We expect to move our back office operations to our permanent main office facility upon completion of construction.

Legal Proceedings

As of the date of this prospectus, there were no legal proceedings to which we, or any of our properties, were subject.

MANAGEMENT

General

The following table sets forth, for the directors and executive officers of First Commerce Community Bankshares and First Commerce Community Bank, (i) their names, addresses and ages at July 23, 2002 (ii) their respective positions with us, (iii) the number of shares of common stock we expect to be beneficially owned by our organizers, directors and executive officers after this offering, (iv) the percentage of outstanding shares such number will represent, and (v) the number of shares subject to warrants and options we expect them to receive when we complete this offering.

Name and Address (Age)	Positions to be Held	Number of Shares	Percentage of Outstanding Shares of minimum/maximum offerings	Shares Subject to Warrants	Shares Subject to Options
Directors and Executive Officers

Carl E. Carr, Jr. (66) 8999 Gurley Road Douglasville, Georgia 30314	Director	50,000	6.3/5.0	50,000	-0-

James E. Daniell (70) 8796 Highway 166 Winston, Georgia 30187	Director	20,000	2.5/2.0	20,000	-0-

Jack F. Gamel (54) 8218 Duralee Lane 1980 Mann Road Douglasville, Georgia 30134	Chairman of the Board of Directors, Director	30,000	3.8/3.0	30,000	-0-

Larry W. Jackson (55) 8780 Country Club Drive Douglasville, Georgia 30314	Director	100,000	12.5/10.0	100,000	-0-

Richard W. Kinsey (51) 4494 Stradford Drive Douglasville, Georgia 30314	Director	25,000	3.1/2.5	25,000	-0-

William C. Lumpkin, Jr. (51) 6372 Allison Court Douglasville, Georgia 30134	President and Chief Executive Officer, Director	50,000	6.3/5.0	50,000	37,500

J. David McDade (45) 4250 Yancey Road Douglasville, Georgia 30135	Director	10,000	1.3/1.0	10,000	-0-

Phil D. Miller (50) 4240 Yancey Road Douglasville, Georgia 30135	Director	10,000	1.3/1.0	10,000	-0-

Tom D. Richey (55) 9588 Leatherwood Lane Douglasville, Georgia 30135	Chief Financial Officer, Director	5,000	0.6/0.5	5,000	-0-

Name and Address (Age)	Positions to be Held	Number of Shares	Percentage of Outstanding Shares of minimum/maximum offerings	Shares Subject to Warrants	Shares Subject to Options

Jimmy R. Smith (56) 6715 Church Street Douglasville, Georgia 30134	Director	50,000	6.3/5.0	50,000	-0-

Joel R. Tidwell (46) 1415 N. Flat Rock Road Douglasville, Georgia 30134	Director	20,000	2.5/2.0	20,000	-0-

Frank C. Winn (48) 8925 Orchard Drive Douglasville, Georgia 30134	Director	10,000	1.3/1.0	10,000	-0-

All Proposed Directors and Executive Officers as a Group (12 persons)		380,000	47.5/38.0	380,000	37,500

*	Represent stock options to be granted to Mr. Lumpkin.

Each person listed as a director of First Commerce Community Bankshares in the table above has served as a director since July 23, 2002. The directors of First Commerce Community Bankshares serve staggered terms, which means that one-third of the directors will be elected each year at our annual meeting of shareholders. Accordingly, our board of directors is divided into three classes, with Carl E. Carr, Jr., James E. Daniell, Jack F. Gamel and Larry W. Jackson serving as Class I directors, Richard W. Kinsey, William C. Lumpkin, Jr., J. David McDade and Phil D. Miller serving as Class II directors, and Tom D. Richey, Jimmy R. Smith, Joel R. Tidwell and Frank C. Winn serving as Class III directors. The initial term of the Class I directors expires in 2003, the initial term of the Class II directors expires in 2004, and the initial term of the Class III directors expires in 2005. Thereafter, each director will serve for a term of three years. Our officers are appointed by our board of directors and hold office at the will of our board. See “Important Provisions of First Commerce Community Bankshares’ Articles of Incorporation and Bylaws” on page 48.

Each person listed above also is a proposed director of First Commerce Community Bank and will, upon approval of the Georgia Department, serve until First Commerce Community Bank’s first shareholders’ meeting, which will convene shortly after First Commerce Community Bank receives its charter. First Commerce Community Bankshares, as the sole shareholder of First Commerce Community Bank, will nominate each proposed director to serve as a director of the bank at that meeting. After the first shareholders’ meeting, directors of the bank will serve for a term of one year and will be elected by First Commerce Community Bankshares each year at First Commerce Community Bank’s annual meeting of shareholders. First Commerce Community Bank’s officers will be appointed by its board of directors and will hold office at the will of its board.

The following is a biographical summary of each of our directors and executive officers.

Carl E. Carr, Jr. has served as a director of First Commerce Community Bankshares since July 23, 2002 and is a proposed director of First Commerce Community Bank. Mr. Carr is the founder and president of Carr Construction Company, Inc., a grading and pipeline construction company based in Douglasville, Georgia. Mr. Carr has operated Carr Construction Company since 1983.

James E. Daniell has served as a director of First Commerce Community Bankshares since July 23, 2002 and is a proposed director of First Commerce Community Bank. Since 1970, Mr. Daniell has owned and operated Daniell Nursery, Inc., a wholesale nursery business located in Douglasville, Georgia. From 1988 to 2001, Mr. Daniell served as a director of Citizens & Merchants State Bank in Douglasville, Georgia.

Jack F. Gamel has served as a director of First Commerce Community Bankshares since July 23, 2002 and is a proposed director of First Commerce Community Bank. Mr. Gamel also serves as chairman of the board of directors. Mr. Gamel is the founder, owner and president of Jack Gamel CPA, P.C., a public accounting practice based in Douglasville, Georgia. Mr. Gamel has operated his accounting practice in Douglasville since 1974. Mr. Gamel is a member of the Douglas County Chamber of Commerce and is serving as chairman of the Douglas County Development Authority. Mr. Gamel is a charter member and past president of the Douglas County Rotary Club and also served as past president of the Douglas County Jaycees, treasurer of the United States Jaycees Foundation and Vice Chairman of the United States Jaycees Trust. Mr. Gamel also is a member of the Georgia Society of C.P.A.’s and the American Institute of C.P.A.’s.

Larry W. Jackson has served as a director of First Commerce Community Bankshares since July 23, 2002 and is a proposed director of First Commerce Community Bank. Since 1970, Mr. Jackson has served as president of Jackson Paving Company, a paving company based in Douglasville, Georgia.

Richard W. Kinsey, MD has served as a director of First Commerce Community Bankshares since July 23, 2002 and is a proposed director of First Commerce Community Bank. Since 1983, Dr. Kinsey has been a partner in West Atlanta Oral & Maxillofacial Surgery, an oral surgery practice based in Douglasville, Georgia. Dr. Kinsey has dental licenses from the Georgia Board of Dentistry and the Alabama Board of Dentistry.

William C. Lumpkin, Jr. has served as a director of First Commerce Community Bankshares since July 23, 2002 and is a proposed director of First Commerce Community Bank. Mr. Lumpkin also serves as president and chief executive officer of First Commerce Community Bankshares, and is the proposed president and chief executive officer of First Commerce Community Bank. From 1991 until March 2002, Mr. Lumpkin served as Senior Vice President and Senior Credit Officer of Citizens & Merchants Bank in Douglasville. From 2000 until March 2002, Mr. Lumpkin also served as a director of Citizens & Merchants Bank. Mr. Lumpkin also served as interim president of Citizens & Merchants Bank from May 2000 through August 2000, and served as senior credit officer of the loan committee for approximately ten years. From 1976 through 1991, Mr. Lumpkin held various positions with SunTrust Bank (was Citizens Bank prior to 1978) of Douglas County, including branch manager, commercial and consumer lender. Mr. Lumpkin is a member of the Douglas County Development Authority, and has previously served as chairman of the Personnel Review Board of the City of Douglasville, treasurer and board member and vice president of economic development of the Douglas County Chamber of Commerce and president, treasurer and board member of the Douglas County Kiwanis Club.

J. David McDade has served as a director of First Commerce Community Bankshares since July 23, 2002 and is a proposed director of First Commerce Community Bank. Mr. McDade has been a prosecutor in Douglas County for the last 20 years, and presently serves as District Attorney for Douglas County. Mr. McDade has been a member of the Prosecuting Attorneys’ Council of Georgia, the Legislative Prosecuting Attorneys’ Council, Training Committee Prosecuting Attorneys’ Council, Child Abuse Protocol Committee, Child Fatality Review Committee chairman, and Law Enforcement Advisory Panel for Georgia’s Seventh Congressional District.

Phil D. Miller has served as a director of First Commerce Community Bankshares since July 23, 2002 and is a proposed director of First Commerce Community Bank. Mr. Miller currently serves as the Sheriff of Douglas County. Mr. Miller has worked in law enforcement in Douglas County for the last 29 years. Mr. Miller is the member of the Douglas County Chamber of Commerce, the Chapel Hill Golden K Kiwanis Club, Fairplay Middle School Advisor Council, FBI National Academy Associates and the Georgia State Intelligence Network. Mr. Miller is a member of the Georgia and National Sheriff’s Association and serves on the legislative committee for the Georgia Sheriff’s Association. From 2001 to March 2002, Mr. Miller was an advisory board member for United Community Bank West Georgia’s branch office in Douglasville.

Tom D. Richey has served as a director of First Commerce Community Bankshares since July 23, 2002 and is a proposed director of First Commerce Community Bank. Mr. Richey also serves as chief financial officer of First Commerce Community Bankshares and is the proposed chief financial officer of First Commerce Community Bank. Mr. Richey began his banking career as a systems analyst at the Federal Reserve Bank of Miami from 1971 through 1975. From 1975 through 1988, Mr. Richey served in a number of positions with SunTrust Bank (was Citizens Bank prior to 1978) in Douglasville, including senior vice president and cashier. From 1988 through 2001, Mr. Richey served in a number of positions with Citizens & Merchants State Bank in Douglasville, including senior vice president and chief financial officer. From January 14, 2002 through June 14, 2002, Mr. Richey served as senior vice president and chief financial officer of Georgian Bank. Mr. Richey has previously served as president and has been a member of the Douglas County Rotary Club for 22 years.

Jimmy R. Smith has served as a director of First Commerce Community Bankshares since July 23, 2002 and is a proposed director of First Commerce Community Bank. Since 1989, Mr. Smith has been the owner and president of Best Bonding, Inc., a bail bondsmen business located in Douglasville, Georgia.

Joel R. Tidwell, DDS has served as a director of First Commerce Community Bankshares since July 23, 2002 and is a proposed director of First Commerce Community Bank. Since 1981, Dr. Tidwell has owned and operated Joel R. Tidwell DDS, PC, a dental practice based in Douglasville, Georgia. Dr. Tidwell also owns a part of Tidwell Farm, Inc., a family farming business located in Paulding County, Georgia.

Frank C. Winn has served as a director of First Commerce Community Bankshares since July 23, 2002 and is a proposed director of First Commerce Community Bank. Since 1991, Mr. Winn has operated a law practice in Douglasville, Georgia. Mr. Winn has previously served as District Attorney for Douglas County.

Committees of the Boards of Directors

We have established the following committees. Other committees may be established as needed once we begin banking operations. In the future, we expect to add additional members to each of our committees.

Audit, Compliance and CRA Committee.    Our Audit, Compliance and CRA Committee will recommend to the board of directors the independent public accountants to be selected to audit our annual financial statements and will approve any special assignments given to the independent public accountants. The committee will also review the planned scope of the annual audit, any changes in accounting principles and the effectiveness and efficiency of our internal accounting staff. Additionally, the committee will provide oversight to our compliance staff for adherence with regulatory rules and regulations, including the Community Reinvestment Act. The committee will also establish appropriate levels of directors and officers insurance and blanket bond insurance. The members of the committee will include James E. Daniell, Joel R. Tidwell and Frank C. Winn.

Building Committee.    Our Building Committee will be responsible for oversight of all activities relating to the purchase, construction and improvement our banking facilities. The members of the committee will include Carl E. Carr, Jr., Larry W. Jackson, William C. Lumpkin, Jr. and Jimmy R. Smith.

Executive Committee.    Our Executive Committee will be authorized, between meetings of the board of directors, to perform all duties and exercise all authority of the board of directors, except for those duties and authorities specifically granted to other committees of the board of directors are which are exclusively reserved for the full board of directors. The committee will make recommendations to the board of directors regarding matters important to the overall management and expansion of First Commerce Community Bankshares and First Commerce Community Bank. The members of the committee will include Jack F. Gamel, William C. Lumpkin, Jr., J. David McDade and Joel R. Tidwell.

Human Resources Committee.    Our Human Resources Committee will establish compensation levels for our officers, review management organization and development, review significant employee benefit programs and establish and administer executive compensation programs, including our stock option plan described in this prospectus. In addition, the committee will approve the hiring of all executive officers. The members of the committee will include James E. Daniell, Jack F. Gamel, Larry W. Jackson and William C. Lumpkin, Jr.

Investment Committee.    Our Investment Committee also will have responsibility for our overall investment strategy. This will include liquidity management, risk management, and net interest margin management, as well as monitoring of deposit level trends and pricing, asset level trends and pricing and portfolio investment decisions. In addition, the committee will work closely with the board of directors to plan annual budgets and develop three to five year strategic plans. The members of the committee will include Richard W. Kinsey, William C. Lumpkin, Jr., J. David McDade, Phil D. Miller and Tom D. Richey.

Loan Committee.    Our Loan Committee will review any loan request made by a potential borrower over an established credit threshold for compliance with our lending policies and federal and state rules and regulations governing extensions of credit. After making this review, the committee will decide whether to extend credit to the potential borrower. In addition, the committee will have the responsibility for establishing and approving, in conjunction with management, all major policies and procedures pertaining to loan policy. The committee will also review all past due reports, non-accrual reports, and other indicators of overall loan portfolio quality, and will establish measurements for determining the adequacy of our loan loss reserve. The members of the committee will include divided into two groups, with each group to serve half of the year. One group will include Carl E. Carr, Jr., William C. Lumpkin, Jr., Phil D. Miller, Jimmy R. Smith, Joel R. Tidwell and Frank C. Winn, and the other group will include James E. Daniell, Jack F. Gamel, Larry W. Jackson, William C. Lumpkin, Jr., Richard W. Kinsey and J. David McDade.

EXECUTIVE COMPENSATION

2002 Compensation

We began our organizational activities on March 26, 2002, and consequently, do not have historical compensation information for the requisite period required to be reported under the rules promulgated by the Securities and Exchange Commission. Accordingly, the following table shows information from March 26, 2002 through June 30, 2002 with regard to compensation for services rendered in all capacities to First Commerce Community Bankshares by its president and chief executive officer. No other executive officer has an annual salary and bonus that will exceed $100,000 in 2002.

Summary Compensation Table
Annual Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)
William C. Lumpkin, Jr., President and Chief Executive Officer	2002(1)	41,250(2)	-0-	-0-

(1)	Through June 30, 2002.
(2)
Represents salary from March 26, 2002 through June 30, 2002. Mr. Lumpkin’s salary will continue to be paid at a rate of $13,750 per month until First Commerce Community Bank receives final regulatory approvals to open. See “– Employment Agreement” below.

Employment Agreement

William C. Lumpkin, Jr.    Effective July 30, 2002, we entered into an employment agreement with William C. Lumpkin, Jr. regarding Mr. Lumpkin’s employment as president and chief executive officer of First Commerce Community Bank and First Commerce Community Bankshares. Under the terms of the agreement, Mr. Lumpkin will receive a base salary of $165,000 per year, subject to annual increases in an amount our board of directors shall determine appropriate. The agreement provides that during the second and third year of our banking operations, Mr. Lumpkin will be entitled to receive a cash bonuses of $25,000 and $50,000, respectively, based upon our achieving certain levels of financial performance. The agreement also provides that First Commerce Community Bankshares will grant Mr. Lumpkin an incentive stock option to purchase up to 20,000 shares of our common stock, at $10.00 per share, with the option vesting immediately upon the opening of First Commerce Community Bank. In addition, Mr. Lumpkin also will receive an option to purchase 17,500 shares of our common stock at $10.00 per share, with the option vesting upon First Commerce Community Bank’s attaining cumulative profitability. Mr. Lumpkin will also be provided with an automobile allowance of $1,050 per month, certain health insurance benefits at a cost to us of approximately $165 per month and will be provided with initiation fees and monthly dues for social clubs and civic clubs as may be approved by our board of directors. In addition, we have purchased a $1,000,000 key man life insurance policy covering Mr. Lumpkin’s loss, of which we would receive $500,000 and of which Mr. Lumpkin’s family would receive $500,000. The annual cost of the policy is $1,495.

The initial term of the employment agreement commenced on July 30, 2002, and will continue for a period of three years. At the end of the initial term of the agreement, and at the end of each year thereafter, the agreement will be extended for a successive one-year period unless one of the parties to the agreement notifies the other parties of his or its intent not to extend the agreement. Under the terms of the employment agreement, we may only determine not to extend the employment agreement upon the approval of two-thirds of the members of the board of directors. Employment under the agreement may be terminated:

•	by First Commerce Community Bank for cause (as defined in the employment agreement);

•	by Mr. Lumpkin if First Commerce Community Bank breaches any material provision of the employment agreement; and

•	upon Mr. Lumpkin’s death or disability.

If the employment of Mr. Lumpkin is terminated for any reason other than by non-renewal of the agreement by First Commerce Community Bankshares or First Commerce Community Bank, Mr. Lumpkin will be prohibited from competing with First Commerce Community Bank or soliciting its customers or employees within the 50-mile radius of First Commerce Community Bank’s main office for one year after the date of termination.

In the event of a change in control of First Commerce Community Bankshares, Mr. Lumpkin will be entitled, for a period of 90 days after the change of control, and at his election, to deliver notice to First Commerce Community Bankshares of the termination of the employment agreement, whereupon we will be required to make a lump sum payment to Mr. Lumpkin in an amount equal to three times his then current compensation and benefits, including salaries, bonuses and all perquisites. In addition, Mr. Lumpkin will be entitled to receive this lump sum payment if we terminate his employment without cause or elect not to extend his employment agreement.

Director Compensation

The directors of First Commerce Community Bankshares and First Commerce Community Bank will not be compensated separately for their services as directors until we become cumulatively profitable. Thereafter, we will adopt compensatory policies for our directors that conform to applicable law.

Stock Option Plan

General.    We have adopted a stock option plan that provides us with the flexibility to grant the stock incentives described in this section of the prospectus to our key employees, officers, directors, consultants and advisers for the purpose of giving them a proprietary interest in, and to encourage them to remain in the employ or service of, First Commerce Community Bankshares and First Commerce Community Bank. Our board of directors has reserved up to 100,000 shares of our common stock for issuance through options that may be granted under the stock option plan. However, the number of shares of our common stock reserved for issuance under the stock option plan will not exceed 10% of the shares outstanding following completion of this offering. Accordingly, only 80,000 shares of our common stock will be reserved for issuance if we attain only the minimum offering of 800,000 shares, while 100,000 shares of our common stock will be reserved for issuance if the maximum offering of 1,000,000 shares is attained. The number of shares reserved for issuance may change in the event of a stock split, recapitalization or similar event as described in the plan.

Administration.    It is expected that a committee of our board of directors, which will be comprised of at least two non-employee directors, will administer the plan. Our board of directors will consider the standards contained in both Section 162(m) of the Internal Revenue Code of 1986, as currently in effect, and Rule 16b-3 under the Securities Exchange Act, when appointing members to the committee. The committee and our board of directors will have the authority to grant awards under the plan, to determine the terms of each award, to interpret the provisions of the plan and to make all other determinations that they may deem necessary or advisable to administer the plan.

The plan permits the committee or our board of directors, to grant stock options to eligible persons. Options may be granted on an individual basis or to a group of eligible persons. Accordingly, the committee or our board of directors, will determine, within the limits of the plan, the number of shares of our common stock subject to an option, to whom an option is granted and the exercise price and forfeiture or termination provisions of each option. A holder of a stock option generally may not transfer the option during his or her lifetime.

Option Terms.    The plan provides for incentive stock options and non-qualified stock options. The committee or our board of directors will determine whether an option is an incentive stock option or a non-qualified stock option when it grants the option, and the option will be evidenced by an agreement describing the material terms of the option.

The committee or our board of directors will determine the exercise price of an option. The exercise price of an incentive stock option may not be less than the fair market value of our common stock on the date of the grant, or less than 110% of the fair market value if the participant owns more than 10% of our outstanding common stock. When the incentive stock option is exercised, we will be entitled to place a legend on the certificates representing the shares of common stock purchased upon exercise of the option to identify them as shares of common stock purchased upon the exercise of an incentive stock option. The exercise price of non-qualified stock options may be greater than, less than or equal to the fair market value of the common stock on the date that the option is awarded, based upon any reasonable measure of fair market value. The committee may permit the exercise price to be paid in cash or by the delivery of previously owned shares of common stock, and, if permitted in the applicable option agreement, through a cashless exercise executed through a broker or by having a number of shares of common stock otherwise issuable at the time of exercise withheld.

The committee or our board of directors will also determine the term of an option. The term of an incentive stock option or non-qualified stock option may not exceed ten years from the date of grant, but any incentive stock option granted to a participant who owns more than 10% of our outstanding common stock will not be exercisable after the expiration of five years after the date the option is granted. Subject to any further limitations in the applicable agreement, if a participant’s employment terminates, an incentive stock option will terminate and become unexercisable no later than three months after the date of termination of employment. If, however, termination of employment is due to death or disability, one year will be substituted for the three-month period. Incentive stock options are also subject to the further restriction that the aggregate fair market value, determined as of the date of the grant, of our common stock as to which any incentive stock option first becomes exercisable in any calendar year is limited to $100,000 per recipient. If incentive stock options covering more than $100,000 worth of our common stock first become exercisable in any one calendar year, the excess will be non-qualified options. For purposes of determining which options, if any, have been granted in excess of the $100,000 limit, options will be considered to become exercisable in the order granted.

Termination of Options.    The terms of particular options may provide that they terminate, among other reasons, upon the holder’s termination of employment or other status with First Commerce Community Bankshares or First Commerce Community Bank, upon a specified date, upon the holder’s death or disability, or upon the occurrence of a change in control of First Commerce Community Bankshares. An agreement may provide that if the holder dies or becomes disabled, the holder’s estate or personal representative may exercise the option. The committee or our board of directors, may, within the terms of the plan and the applicable agreement, cancel, accelerate, pay or continue an option that would otherwise terminate for the reasons discussed above.

Reorganizations.    The plan provides for an appropriate adjustment in the number and kind of shares subject to unexercised options in the event of any change in the outstanding shares of our common stock by reason of a stock split, stock dividend, combination or reclassification of shares, recapitalization, merger or similar event. In the event of some types of corporate reorganizations, the committee or our board of directors, may, within the terms of the plan and the applicable agreement, substitute, cancel, accelerate, cancel for cash or otherwise adjust the terms of an option.

Amendment and Termination of the Plan.    Our board of directors has the authority to amend or terminate the plan. Our board of directors is not required to obtain shareholder approval to terminate the plan or, generally, to amend the plan, but may condition any amendment or termination of the plan upon shareholder approval if it determines that shareholder approval is necessary or appropriate under tax, securities, or other laws. However, any action by our board of directors may not adversely affect the rights of a holder of a stock option without the holder’s consent.

Federal Income Tax Consequences.    The following discussion outlines generally the federal income tax consequences of participation in the plan. Individual circumstances may vary and each participant should rely on his or her own tax counsel for advice regarding federal income tax treatment under the plan.

•
Incentive Stock Options.    A participant will not recognize income upon the grant of an incentive stock option, nor will he or she be taxed when exercising all or a portion of their option. Instead, the participant will be taxed when he or she sells the shares of common stock purchased upon exercise of the incentive stock option. The participant will be taxed on the difference between the price he or she paid for our common stock and the amount for which he or she sells the stock. If the participant does not sell the shares of our common stock prior to two years from the date of grant of the incentive stock option and one year from the date the stock is transferred to him or her, the gain will be a capital gain and we will not get a corresponding deduction. If the participant sells the shares of our common stock at a gain before that time, the difference between the amount the participant paid for the stock and the lesser of its fair market value on the date of exercise or the amount for which the stock is sold will be taxed as ordinary income and we will be entitled to a corresponding tax deduction. If the participant sells the shares of our common stock for less than the amount he or she paid for the stock prior to the one- or two-year period indicated, no amount will be taxed as ordinary income and the loss will be taxed as a capital loss. Exercise of an incentive stock option may subject a participant to, or increase a participant’s liability for, the alternative minimum tax.

•
Non-Qualified Options.    A participant will not recognize income upon the grant of a non-qualified option or at any time before the exercise of the option or a portion of the option. When the participant exercises a non-qualified option or portion of the option, he or she will recognize compensation taxable as ordinary income in an amount equal to the excess of the fair market value of our common stock on the date the option is exercised over the price paid for the stock, and we will then be entitled to a corresponding deduction.

Depending upon the time period for which shares of our common stock are held after exercising an option, the sale or other taxable disposition of shares acquired by exercising a non-qualified option generally will result in a short- or long-term capital gain or loss equal to the difference between the amount realized on the disposition and the fair market value of such shares when the non-qualified option was exercised.

Special rules apply to a participant who exercises a non-qualified option by paying the exercise price, in whole or in part, by selling back to us shares of our common stock already held by the participant and to a participant who is subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934.

RELATED PARTY TRANSACTIONS

We expect to enter into banking and other business transactions in the ordinary course of business with our organizers, directors and officers, including members of their families or corporations, partnerships or other organizations in which these organizers, directors and officers have a controlling interest. If transactions between First Commerce Community Bankshares or First Commerce Community Bank and any of our organizers, directors or officers occur, the transaction:

•
will be on substantially the same terms, including price or interest rate and collateral, as those prevailing at the time for comparable transactions with unrelated parties, and any banking transactions will not be expected to involve more than the normal risk of collectibility or present other unfavorable features to us;

•	will be on terms no less favorable than could be obtained from an unrelated third party; and

•	will be approved by a majority of the directors, including a majority of the directors who do not have an interest in the transaction.

We plan to begin our banking operations in a building formerly used by SunTrust Bank as a branch office. After considering several other properties in Douglas County, our organizers purchased this building and the property upon which the building is located for a price of $776,936. Our organizers purchased the building and property from BAMA’s LLC, an entity of which Mr. Lumpkin, our president and chief executive officer, holds a 50% ownership interest. The purchase price for the property was based on our organizers’ collective knowledge of the Douglasville real estate market as well as an independent appraisal delivered by an independent third party retained by our organizers. To pay for the property, as well as a portion of the costs of renovating, furnishing and equipping the facility, our organizers obtained a line of credit from Nexity Bank for up to $1,000,000. At June 30, 2002, $786,936 was outstanding on the line of credit, which is secured by the property. In addition, each organizer has guaranteed the full amount of the loan, which bears interest at 1.0% less than the prime rate, as published in the Money Rates section of The Wall Street Journal, and is due on April 19, 2003. After all of the conditions to the offering have been satisfied, and the The Bankers Bank has released funds from the subscription escrow account to us, First Commerce Community Bank will acquire the property from our organizers and will repay the outstanding amount on the line of credit. We expect to incur total costs of $491,500 to renovate, furnish and equip the facility.

DESCRIPTION OF CAPITAL STOCK OF
FIRST COMMERCE COMMUNITY BANKSHARES

Common Stock

Our articles of incorporation authorize our board of directors, without shareholder approval, to issue up to 100,000,000 shares of common stock, par value $1.00 per share, of which up to 1,000,000 shares will be issued in this offering. As of the date of this prospectus, up to 100,000 shares of our common stock were reserved for issuance upon the exercise of stock options to be issued under our stock option plan and 380,000 shares of our common stock were reserved for issuance upon the exercise of warrants to be issued to our organizers and directors.

All shares of our common stock will be entitled to share equally in dividends from legally available funds, when, as and if declared by our board of directors. Upon voluntary or involuntary liquidation or dissolution of First Commerce Community Bankshares, all shares of our common stock will be entitled to share equally in all of First Commerce Community Bankshares’ assets that are available to for distribution the shareholders. We do not anticipate paying any cash dividends on our common stock in the near future. Each holder of our common stock will be entitled to one vote for each share on all matters submitted to shareholders. Holders of our common stock will not have any right to acquire authorized but unissued capital stock of First Commerce Community Bankshares whenever we issue new shares of our capital stock. No cumulative voting right with respect to the election of directors, redemption rights, sinking fund provisions or conversion rights apply to our common stock. All shares of our common stock issued in the offering will be fully paid and non-assessable.

Preferred Stock

Our articles of incorporation also authorize our board of directors, without shareholder approval, to issue up to 10,000,000 shares of preferred stock, no par value per share. Our board of directors may determine the terms of the preferred stock. Preferred stock may have voting rights, subject to applicable law and determination by our board of directors. Although we have no present plans to issue any preferred stock, the ownership and control of First Commerce Community Bankshares by the holders of our common stock would be diluted if we were to issue preferred stock that had voting rights.

Organizers’ Warrants

Our organizers and directors intend to purchase approximately 380,000 shares of our common stock in this offering at a price of $10.00 per share. This represents approximately 47.5% of the 800,000 shares that will be outstanding after completing the minimum offering, or 38.0% of the 1,000,000 shares that will be outstanding if the maximum offering is completed.

In consideration for assisting in our organization and in recognition of the financial risks undertaken by our organizers and directors in our organization, on the date First Commerce Community Bank opens for business, each of our organizers and directors will be granted warrants to purchase additional shares of our common stock. Particularly, each of our 11 organizers has personally guaranteed the full amount of a line of credit from Nexity Bank, Atlanta, Georgia, for an amount up to $500,000, to be used to fund our organizational activities. In addition, each organizer has guaranteed the full amount of a $1 million loan obtained to fund the purchase price for our initial main office facility and a portion of the costs of renovating, furnishing and equipping the facility. Specifically, we will issue to each organizer and director a warrant to purchase one share of our common stock for each share the organizer purchases in this offering. Accordingly, based on the intent of our organizers and directors to purchase approximately 380,000 shares of our common stock in this offering, we expect the organizers to be able to purchase up to 380,000 more shares through the exercise of warrants. The one-to-one ratio between the anticipated number of shares to be purchased by our organizers and the number of warrants to be issued to them, was determined after considering a number of factors. The principal factors we considered were prevailing market conditions, comparable de novo bank holding company capitalizations and regulatory restrictions.

The warrants will become exercisable in 33.3% annual increments beginning on the one-year anniversary of the date First Commerce Community Bank opens for business. Warrants will remain exercisable for the ten year period following the first anniversary of the date on which First Commerce Community Bank opens for business. Each share purchased under a warrant will be issued at a price of $10.00, subject to adjustment for stock splits, recapitalizations or other similar events. Additionally, if either First Commerce Community Bankshares’ or First Commerce Community Bank’s capital falls below the minimum level mandated by its primary federal regulator, we may be directed to require the organizers to exercise or forfeit their warrants. If all of the warrants were exercised, our organizers, directors and executive officers would own approximately 64.4% of the shares of our common stock outstanding after the minimum offering and 58.5% of the outstanding shares after the maximum offering.

IMPORTANT PROVISIONS OF FIRST COMMERCE COMMUNITY BANKSHARES’
ARTICLES OF INCORPORATION AND BYLAWS

Protective Provisions

General.    Shareholders’ rights and related matters are governed by the Georgia Business Corporation Code and the articles of incorporation and bylaws of First Commerce Community Bankshares. Our articles of incorporation and bylaws contain protective provisions that would have the effect of impeding an attempt to change or remove our management or to gain control of First Commerce Community Bankshares if a particular transaction was not supported by our board of directors. These provisions are discussed in more detail below. In general, the purpose of these provisions is to further and protect the interests of First Commerce Community Bankshares and those of its shareholders as appropriate under the circumstances, including if the board of directors determines that a sale of control is in the best interests of First Commerce Community Bankshares and its shareholders, by enhancing the board of director’s ability to maximize the value to be received by shareholders upon such a sale.

Although our management believes the protective provisions are beneficial to our shareholders, they also may tend to discourage some takeover bids. As a result, you may be deprived of opportunities to sell some or all of your shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be an expensive and time-consuming process. To the extent that the protective provisions discourage undesirable proposals, we may be able to avoid those expenditures of time and money.

The protective provisions also may discourage open market purchases by a potential acquirer. These purchases could increase the market price of our common stock temporarily, enabling shareholders to sell their shares at a price higher than that which otherwise would prevail. In addition, the provisions could decrease the market price of our common stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The provisions also could make it more difficult and time consuming for a potential acquirer to obtain control of First Commerce Community Bankshares by replacing our board of directors and management. Furthermore, the provisions could make it more difficult for our shareholders to replace the board of directors or management, even if a majority of our shareholders believes that replacing them would be in our best interests.

The protective provisions contained in our articles of incorporation and bylaws are discussed more fully below.

Preferred Stock.    The existence of preferred stock could impede a takeover of First Commerce Community Bankshares without the approval of our board of directors. This is because our board of directors could issue shares of preferred stock to persons friendly to current management, which could render more difficult or discourage any attempt to gain control of First Commerce Community Bankshares through a proxy contest, tender offer, merger or otherwise. In addition, the issuance of shares of preferred stock with voting rights may adversely affect the rights of the holders of our common stock and, in certain circumstances, could decrease its market price.

Staggered Terms for Board of Directors.    Our articles of incorporation provide that our board of directors will be divided into three classes. Directors serve staggered terms, which means that one-third of our directors will be elected each year at our annual meeting of shareholders. The initial term of our Class I directors expires in 2003, the initial term of the Class II directors expires in 2004 and the initial term of the Class III directors expires in 2005. Thereafter, each director will serve for a term of three years. This means that unless the existing directors were to resign, it would take at least two annual meetings of our shareholders to replace a majority of First Commerce Community Bankshares’ directors.

Under Georgia law, directors are elected annually for a term of one year unless the articles of incorporation provide otherwise.

Removal of Directors.    Our articles of incorporation provide that one or more directors may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least two-thirds of the total number of votes entitled to be cast by the holders of all of the shares of our capital stock who are entitled to vote in an election of directors.

Under Georgia law, the shareholders may remove one or more directors with or without cause unless the articles of incorporation or a bylaw adopted by the shareholders provides that directors may be removed only for cause. A director may be removed only by a majority of the votes entitled to be cast. If the directors have staggered terms, directors may be removed only for cause, unless the articles of incorporation or a bylaw adopted by shareholders provides otherwise. A director may be removed by the shareholders only at a meeting called for the purpose of removing him or her and the meeting notice must state the purpose, or one of the purposes, of the meeting is the removal of the director.

Business Combinations.    Our articles of incorporation and bylaws explicitly “opt in” to Georgia’s business combination statute. Under this statute, mergers or purchases of 10% or more of our assets or securities with a person who beneficially owns 10% or more of our voting stock (an “interested shareholder”) that occur within five years of the acquirer becoming an interested shareholder are prohibited unless:

•	the board of directors approved the business combination or the transaction that made the acquirer an interested shareholder;

•	the interested shareholder attained 90% of the voting stock in the transaction that made the shareholder an interested shareholder; or

•
the interested shareholder attains 90% of the voting stock subsequent to becoming an interested shareholder and a majority of First Commerce Community Bankshares’ voting shares approves the acquisition.

Fair Price.    Similar to the protective provisions relating to business combinations, our articles of incorporation and bylaws explicitly “opt in” to Georgia’s fair price provisions. Under these provisions, in addition to any other approvals required by law, a business combination with an interested shareholder generally must be (i) unanimously approved by the directors who are not affiliates of the interested shareholder and who were directors prior to the time the shareholder became an interested shareholder (“continuing directors”) or (ii) recommended by at least two-thirds of the continuing directors and approved by the affirmative vote of a majority of the shares not beneficially owned by the interested shareholder unless:

•	the consideration to be received by our shareholders meets certain minimum levels (typically the highest price paid by the interested shareholder for any shares it has acquired);

•	the consideration to be received by shareholders who are not interested is paid in cash or in the same form as the interested shareholder previously paid for other purchased shares; and

•	there has been no reduction in the annual dividend rate from that which was paid prior to the time the interested shareholder became an interested shareholder.

Considerations in Evaluating an Acquisition Proposal.    Our articles of incorporation provide factors that our board of directors must consider in evaluating whether an acquisition proposal made by another party is in the best interest of First Commerce Community Bankshares and its shareholders. The term “acquisition proposal” refers to any offer of another party:

•	to make a tender offer or exchange offer for our common stock or any other equity security of First Commerce Community Bankshares;

•	to merge or consolidate First Commerce Community Bankshares with another corporation; or

•	to purchase or otherwise acquire all or substantially all of the properties and assets owned by First Commerce Community Bankshares.

Our articles of incorporation charge our board of directors, in evaluating an acquisition proposal, to consider all relevant factors, including:

•
the payment being offered by the other corporation in relation (i) to our current value at the time of the proposal, as determined in a freely negotiated transaction, and (ii) to our board of directors’ estimate of First Commerce Community Bankshares’ future value as an independent company at the time of the proposal;

•	the expected social and economic effects of the transaction on the employees, customers and other constituents, such as suppliers of goods and services; and

•	the expected social and economic effects on the communities within which we operate.

Our board of directors may also consider other relevant factors.

This provision is included in our articles of incorporation because we are charged with providing support to, and being involved with, the communities we serve. As a result, our board of directors believes its obligations in evaluating an acquisition proposal extend beyond evaluating merely the payment being offered in relation to the market or book value of our common stock at the time of the proposal. Georgia law does not specifically list the factors a corporation’s board of directors should consider in the event the corporation is presented with an acquisition proposal.

While the value of what is being offered to shareholders in exchange for their stock is the main factor when weighing the benefits of an acquisition proposal, our board of directors believes it is appropriate also to consider all other relevant factors. For example, this provision directs our board of directors to evaluate what is being offered in relation to our current value at the time of the proposal as determined in a freely negotiated transaction and in relation to our board of directors’ estimate of the future value of First Commerce Community Bankshares as an independent concern at the time of the proposal. A takeover bid often places the target corporation virtually in the position of making a forced sale, sometimes when the market price of its stock may be depressed. Our board of directors believes that frequently the payment offered in such a situation, even though it may exceed the value at which shares are then trading, is less than that which could be obtained in a freely negotiated transaction. In a freely negotiated transaction, management would have the opportunity to seek a suitable partner at a time of its choosing and to negotiate for the most favorable price and terms that would reflect not only First Commerce Community Bankshares’ current value, but also its future value.

One effect of this provision, as well as the business combination and fair price provisions discussed above, may be to discourage a tender offer in advance. Often an offeror consults the board of directors of a target corporation before or after beginning a tender offer in an attempt to prevent a contest from developing. In the opinion of our board of directors, these provisions will strengthen our position in dealing with any potential offeror that might attempt to acquire First Commerce Community Bankshares through a hostile tender offer. Another effect of these provisions may be to dissuade our shareholders who might be displeased with our board of directors’ response to an acquisition proposal from engaging First Commerce Community Bankshares in costly litigation. These provisions permit our board of directors to determine that an acquisition proposal is not in First Commerce Community Bankshares’ and its shareholders’ best interest, and thus to oppose it. The effect of these provisions, as well as the other protective provisions discussed above, in some cases, may have the effect of maintaining incumbent management.

Indemnification

Our bylaws contain indemnification provisions that provide that our directors and officers, and, in some cases, our employees or agents (collectively, the “insiders”), will be indemnified against expenses that they actually and reasonably incur if they are successful on the merits of a claim or proceeding. In addition, our bylaws provide that we must advance to our insiders reasonable expenses of any claim or proceeding so long as the insider furnishes us with a written affirmation of his or her good faith belief that the applicable standard of conduct has been met and a written statement that the insider will repay any advances if it is ultimately determined that he or she is not entitled to indemnification.

When a case or dispute is settled or otherwise not ultimately determined on its merits, the indemnification provisions provide we will indemnify insiders when they meet the applicable standard of conduct. The applicable standard of conduct is met if the insider:

•	in his or her official capacity, acted in a manner he or she in good faith believed to be in our best interests;

•	in all cases not involving official capacity or criminal activities, he or she acted in a manner that was at least not opposed to our best interests; and

•	in the case of a criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful.

Our board of directors, our shareholders or independent legal counsel determines whether the insider has met the applicable standard of conduct in each specific case.

Our bylaws also provide that the indemnification rights contained in our bylaws do not exclude other indemnification rights to which an insider may be entitled under any bylaw, resolution or agreement, either specifically or in general terms approved by the affirmative vote of the holders of a majority of the shares entitled to vote. We can also provide for greater indemnification than is provided for in our bylaws if we choose to do so, subject to approval by our shareholders. We may not, however, indemnify an insider for liability arising out of circumstances that would cause the insider to remain liable for his or her actions as described under “—Limitation of Liability” below.

The indemnification provisions of our bylaws specifically provide that we may purchase and maintain insurance on behalf of any director against any liability asserted against and incurred by him or her in his or her capacity as a director, whether or not we would have had the power to indemnify against such liability.

We are not aware of any pending or threatened action, suit or proceeding involving any of our insiders for which indemnification may be sought.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to insiders under the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Limitation of Liability

Our articles of incorporation, eliminate, with certain exceptions, the potential personal liability of a director for monetary damages to us or to our shareholders for any failure to take any action as a director. However, there is no elimination of liability for:

•	a breach of duty involving the appropriation of a First Commerce Community Bankshares business opportunity;

•	an act or omission involving intentional misconduct or a knowing violation of law;

•	a transaction from which the director derives an improper material tangible personal benefit; or

•	distributions, such as the payment of a dividend or approval of a stock repurchase, that are illegal under Georgia law.

Georgia law allows corporations to include in their articles of incorporation provisions eliminating or limiting the liability of directors, except in the circumstances described above. As a result, and to encourage qualified individuals to serve and remain as directors, we have included these types of provisions in our articles of incorporation. While we have not experienced any problems in locating directors, we could experience difficulty in the future as our business activities increase and diversify. We have also adopted liability limiting provisions to enhance our ability to secure liability insurance for our directors at a reasonable cost. We intend to obtain liability insurance covering actions taken by our directors in their capacities as directors. Our board of directors believes that liability limiting provisions will enable us to obtain such insurance on terms more favorable than if they were not included in our articles of incorporation.

Amendments

Any amendment of the provisions contained in our articles of incorporation regarding our staggered board of directors, the ability of our board of directors to consider various factors when evaluating an acquisition proposal, or the limitation of a director’s personal liability requires the affirmative vote of the holders of two-thirds of the total number of votes entitled to be cast by the holders of all of the shares of our capital stock who are entitled to vote in an election of directors.

Except as may otherwise be required by Georgia law, our board of directors may amend any provision of our bylaws by the affirmative vote of a majority of the entire board, unless our shareholders have adopted, amended or repealed a particular bylaw provision and, in doing so, have expressly reserved to our shareholders the right of amendment or repeal therefor. Our bylaws require the affirmative vote of the holders of not less than two-thirds of the total number of votes entitled to be cast by the holders of all of the shares of our capital stock then entitled to vote generally in the election of directors to amend our bylaws.

SUPERVISION AND REGULATION

The following discussion describes the material elements of the regulatory framework that applies to banks and bank holding companies and provides certain specific information related to First Commerce Community Bankshares and First Commerce Community Bank.

Regulation of First Commerce Community Bankshares

First Commerce Community Bankshares will be a bank holding company registered with the Federal Reserve under the Bank Holding Company Act. As a result, First Commerce Community Bankshares and any future non-bank subsidiaries will be subject to the supervision, examination and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve.

Acquisitions.    The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

•
it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5% of the voting shares of the bank;

•	it or any of its subsidiaries, other than a bank, may acquire all or substantially all the assets of any bank;

or

•	it may merge or consolidate with any other bank holding company.

The Bank Holding Company Act further provides that the Federal Reserve may not approve any acquisition that would result in monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the United States, or that in any other manner would be a restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy, which is discussed below.

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act, the restrictions on interstate acquisitions of banks by bank holding companies were repealed. As a result, First Commerce Community Bankshares and other bank holding companies located in Georgia are able to acquire banks located in any other state, and bank holding companies located outside of Georgia can acquire any Georgia-based banks, in either case subject to certain deposit percentage and other restrictions. The legislation provides that unless an individual state has elected to prohibit out-of-state banks from operating interstate branches within its territory, adequately capitalized and managed bank holding companies are able to consolidate their multistate banking operations into a single bank subsidiary and to branch interstate through acquisitions. De novo branching by an out-of-state bank is permitted only if it is expressly permitted by the laws of the host state. Georgia does not permit de novo branching by an out-of-state bank. Therefore, the only method by which an out-of-state bank or bank holding company may enter Georgia is through an acquisition. Georgia has adopted an interstate banking statute that removes the existing restrictions on the ability of banks to branch interstate through mergers, consolidations and acquisitions. However, Georgia law prohibits a bank holding company from acquiring control of a financial institution until the target financial institution has been incorporated three years. As a result, no bank holding company may acquire control of First Commerce Community Bankshares until after the third anniversary of First Commerce Community Bankshares’ incorporation.

Activities.    The Bank Holding Company Act has generally prohibited a bank holding company from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those determined by the Federal Reserve to be closely related to banking or managing or controlling banks as to be a proper incident thereto. Provisions of the Gramm-Leach-Bliley Act, discussed below, have expanded the permissible activities of a bank holding company and its subsidiaries. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity can be reasonably expected to produce benefits to the public, such as a greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices.

Gramm-Leach-Bliley Act.    The Gramm-Leach-Bliley Act implemented major changes to the statutory framework for providing banking and other financial services in the United States. The Gramm-Leach-Bliley Act, among other things, eliminated many of the restrictions on affiliations among banks and securities firms, insurance firms, and other financial service providers. A bank holding company that qualifies as a financial holding company will be permitted to engage in activities that are financial in nature or incident or complimentary to a financial activity. The activities that the Gramm-Leach-Bliley Act expressly lists as financial in nature include insurance activities, providing financial and instant advisory services, underwriting securities and limited merchant banking activities.

To become eligible for these expanded activities, a bank holding company must qualify as a financial holding company. To qualify as a financial holding company, each insured depository institution controlled by the bank holding company must be well-capitalized, well-managed, and have at least a satisfactory rating under the Community Reinvestment Act. In addition, the bank holding company must file a declaration with the

Federal Reserve of its intention to become a financial holding company. We presently have no plans to become a financial holding company.

Although considered to be one of the most significant banking laws since Depression-era statutes were enacted, because of our small size and recent organization, we do not expect the Gramm-Leach-Bliley Act to materially affect our initial products, services or other business activities. We do not believe that the Gramm-Leach-Bliley Act will have a material adverse impact on our operations. To the extent that it allows banks, securities firms, and insurance firms to affiliate, the financial services industry may experience further consolidation. The Gramm-Leach-Bliley Act may have the result of increasing the amount of competition that we face from larger institutions and other companies offering financial products and services, many of which may have substantially more financial resources.

Support of Subsidiary Institutions.    Under Federal Reserve policy, First Commerce Community Bankshares is expected to act as a source of financial strength for, and to commit resources to support its banking subsidiaries. This support may be required at times when, absent such Federal Reserve policy, First Commerce Community Bankshares may not be inclined to provide it. In addition, any capital loans by a bank holding company to its banking subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of such banks. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Regulation of First Commerce Community Bank

As a Georgia state chartered bank, First Commerce Community Bank will be examined and regulated by the FDIC and the Georgia Department. The major functions of the FDIC with respect to insured banks include paying depositors to the extent provided by law in the event an insured bank is closed without adequately providing for payment of the claims of depositors, acting as receiver of state banks placed in receivership when so appointed by state authorities, and preventing the continuance or development of unsound and unsafe banking practices. In addition, the FDIC also approves conversions, mergers, consolidations, and assumption of deposit liability transactions between insured banks and noninsured banks or institutions to prevent capital or surplus diminution in such transactions where the resulting bank is an uninsured bank.

The Georgia Department will regulate all areas of First Commerce Community Bank’s banking operations, including mergers, establishment of branches, loans, interest rates, and reserves. First Commerce Community Bank will also be subject to Georgia banking and usury laws restricting the amount of interest which it may charge in making loans or other extensions of credit. With respect to expansion, Georgia law permits, with required regulatory approval, the establishment of de novo branches in an unlimited number of counties within the State of Georgia by the subsidiary banks of bank holding companies then engaged in the business of banking in Georgia.

Prompt Corrective Action.    The Federal Deposit Insurance Corporation Improvement Act establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, the federal banking regulators are required to establish five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized) and are required to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking regulators have specified by regulation the relevant capital level for each category.

An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking regulator. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to certain limitations. The obligation of a controlling holding company to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary’s assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking regulator may treat an undercapitalized institution in the same manner as it treats significantly undercapitalized institutions if it determines that those actions are necessary.

FDIC Insurance Assessments.    The FDIC adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (i) well capitalized; (ii) adequately capitalized; and (iii) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. An institution’s insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, there are nine assessment risk classifications to which different assessment rates are applied. Assessments range from 0 to 27 cents per $100 of deposits, depending on the institution’s capital group and supervisory subgroup.

The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

Community Reinvestment Act.    First Commerce Community Bank will be subject to the provisions of the Community Reinvestment Act, which requires the FDIC, in connection with its regular examination of a bank, to assess the bank’s record of meeting the credit needs of the communities it serves, including low- and moderate-income neighborhoods, consistent with safe and sound banking practices.

Regulations promulgated under the CRA are intended to set distinct assessment standards for financial institutions. The regulations provide for streamlined procedures for institution’s with assets of less than $250 million. The regulations contain the following three evaluation tests:

•	a lending test, which compares the institution’s market share of loans in low- and moderate-income areas to its market share of loans in its entire service area;

•	a service test, which evaluates the provision of services that promote the availability of credit to low- moderate-income areas; and

•
an investment test, which evaluates the institution’s record of investments in organizations designed to foster community development, small- and minority-owed businesses and affordable housing lending, including state and local government housing or revenue bonds.

Institutions are required to make public disclosure of their written CRA evaluations made by regulatory agencies. This promotes enforcement of CRA requirements by providing the public with the status of a particular institution’s community investment record. In addition to public disclosure of an institution’s CRA assessment, regulatory authorities are required to consider an institution’s CRA assessment when an institution applies for approval to establish a new branch which will accept deposits, to relocate an existing branch or to merge with another federally regulated financial institution.

Privacy.    The Gramm-Leach-Bliley Act also contains provisions regarding consumer privacy. These provisions require financial institutions to disclose their policy for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing personal financial information with nonaffiliated third parties, other than third parties that market the institution’s own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing through electronic to the consumer.

Payment of Dividends

First Commerce Community Bankshares is a legal entity separate and distinct from First Commerce Community Bank. The principal sources of revenues to First Commerce Community Bankshares, including cash flow to pay dividends to its shareholders, are dividends paid from First Commerce Community Bank to First Commerce Community Bankshares. There are statutory and regulatory limitations on the payment of dividends by the Bank, as well as by First Commerce Community Bankshares to its shareholders.

If, in the opinion of the FDIC, First Commerce Community Bank were engaged in or about to engage in an unsafe or unsound practice the FDIC may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking regulators have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act, a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal banking regulators have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings. The payment of dividends by the Company and its banking subsidiary may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

Georgia law provides additional restrictions on the payment of dividends by First Commerce Community Bank to First Commerce Community Bankshares. First Commerce Community Bank must have the approval of the Georgia Department to pay cash dividends, unless at the time of such payment:

•	the total classified assets at the most recent examination of First Commerce Community Bank do not exceed 80% of tier 1 capital plus allowance for loan losses as reflected at such examination;

•
the aggregate amount of dividends declared or anticipated to be declared in the calendar year does not exceed 50% of the net profits, after taxes, but before dividends, for the previous calendar year; and

•	the ratio of tier 1 capital to adjusted total assets will not be less than 6%.

Capital Adequacy

First Commerce Community Bankshares and First Commerce Community Bank will be required to comply with the capital adequacy standards established by the Federal Reserve, in the case of the company, and the FDIC, in the case of the bank. The Federal Reserve has established two basic measures of capital adequacy for bank holding companies: a risk-based measure and a leverage measure. A bank holding company must satisfy all applicable capital standards to be considered in compliance.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. At least half of total capital must comprise common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets, or “tier 1 capital.” The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves, or “tier 2 capital.”

In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of tier 1 capital to average assets, less goodwill and certain other intangible assets, of 3% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a leverage ratio of at least 3%, plus an additional cushion of 1% to 2%. The guidelines also provide that bank holding companies experiencing internal growth, as will be the case for First Commerce Community Bankshares, or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a bank holding company’s tier 1 capital leverage ratio, after deducting all intangibles, and other indicators of capital strength in evaluating proposals for expansion or new activities.

First Commerce Community Bank will be subject to risk-based and leverage capital requirements adopted by FDIC, which are substantially similar to those adopted by the Federal Reserve for bank holding companies.

Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and certain other restrictions on its business. As described above, substantial additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements. See “—Prompt Corrective Action” on page 54.

Restrictions on Transactions with Affiliates

We are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

•	a bank’s loans or extensions of credit to affiliates;

•	a bank’s investment in affiliates;

•	assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;

•	the amount of loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

•	a bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates combined, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. First Commerce Community Bank must also comply with other provisions designed to avoid the taking of low-quality assets.

We are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

First Commerce Community Bank is also subject to restrictions on extensions of credit to its executive officers, directors, principal shareholders and their related interests. These extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

Monetary Policy

The earnings of First Commerce Community Bank, as well First Commerce Community Bankshares, will be affected by domestic and foreign conditions, particularly by the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve has had, and will continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to mitigate recessionary and inflationary pressures by regulating the national money supply. The techniques used by the Federal Reserve include setting the reserve requirements of member banks and establishing the discount rate on member bank borrowings. The Federal Reserve also conducts open market transactions in United States government securities.

LEGAL MATTERS

Troutman Sanders LLP, Atlanta, Georgia, will pass upon the validity of the shares of common stock offered by this prospectus for First Commerce Community Bankshares.

EXPERTS

First Commerce Community Bankshares’ audited financial statements for the period from March 26, 2002 through June 30, 2002, included in this prospectus have been included in reliance on the report of Mauldin & Jenkins, LLC, Atlanta, Georgia, independent certified public accountants, given on the authority of that firm as experts in accounting and auditing.

REPORTS TO SHAREHOLDERS

Upon the effective date of the Registration Statement on Form SB-2 that registers the shares of common stock offered by this prospectus with the Securities and Exchange Commission, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as currently in effect, which include requirements to file annual reports on Form 10-KSB and quarterly reports on Form 10-QSB with the Securities and Exchange Commission. This reporting obligation will exist for at least one year and will continue for successive fiscal years, except that these reporting obligations may be suspended for any subsequent fiscal year if at the beginning of such year our common stock is held of record by less than 300 persons.

At any time that we are not a reporting company, we will furnish our shareholders with annual reports containing audited financial information for each fiscal year on or before the date of the annual meeting of shareholders as required by Rule 80-6-1-.05 of the Georgia Department. Our fiscal year ends on December 31. Additionally, we will also furnish such other reports as it may determine to be appropriate or as otherwise may be required by law.

ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a Registration Statement on Form SB-2 under the Securities Act of 1933, as currently in effect, with respect to the shares of our common stock offered by this prospectus. This prospectus is not required to, and does not contain all of the information contained in the Registration Statement. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement summarize the provisions of such contract or other document deemed material. Such summaries are, of necessity, brief descriptions and are not necessarily complete. However, we believe that this prospectus does not omit any material facts necessary in order to make the information contained herein not misleading. For further information with respect to First Commerce Community Bankshares and our common stock, we refer you to the Registration Statement and the exhibits to it. The Registration Statement may be examined and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of the Registration Statement are available at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may obtain additional information regarding the operation of the public reference facilities by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a Web site (http:/ /www.sec.gov) that contains registration statements, reports, proxy and information statements and other information regarding registrants, such as First Commerce Community Bankshares, that file electronically with the Securities and Exchange Commission.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors
First Commerce Community Bankshares, Inc.
Douglasville, Georgia

We have audited the accompanying balance sheet of First Commerce Community Bankshares, Inc., a development stage company, as of June 30, 2002, and the related statements of operations and cash flows for the period from March 26, 2002, date of inception, to June 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Commerce Community Bankshares, Inc., a development stage company, as of June 30, 2002, and the results of its operations and its cash flows for the period from March 26, 2002, date of inception, to June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/    MAULDIN & JENKINS, LLC

Atlanta, Georgia
July 23, 2002

FIRST COMMERCE COMMUNITY BANKSHARES, INC.
(A Development Stage Company)

BALANCE SHEET
JUNE 30, 2002

ASSETS
Cash	$53,539
Premises and equipment	780,068

Total assets	$833,607

LIABILITIES AND STOCKHOLDER’S DEFICIT
LIABILITIES
Lines of credit	$936,936
Other liabilities	6,618

Total liabilities	943,554

STOCKHOLDER’S DEFICIT
Preferred stock, nopar value; 10,000,000 shares authorized; no shares issued and outstanding	—
Common stock, $1 par value; 100,000,000 shares authorized; no shares issued and outstanding	—
Deficit accumulated during the development stage	(109,947)

Total stockholder’s deficit	(109,947)

Total liabilities and stockholder’s deficit	$833,607

See Notes to Financial Statements.

FIRST COMMERCE COMMUNITY BANKSHARES, INC.
(A Development Stage Company)

STATEMENT OF OPERATIONS
FOR THE PERIOD FROM MARCH 26, 2002, DATE OF INCEPTION,
TO JUNE 30, 2002

Expenses
Personnel expenses	$46,251
Interest expense	6,618
Equipment and occupancy expenses	3,910
Professional and consulting fees	40,647
Filing and application fees	12,060
Other expenses	461

Net loss and deficit accumulated during the development stage	$109,947

See Notes to Financial Statements.

FIRST COMMERCE COMMUNITY BANKSHARES, INC.
(A Development Stage Company)

STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM MARCH 26, 2002, DATE OF INCEPTION,
TO JUNE 30, 2002

OPERATING ACTIVITIES
Net loss	$(109,947)
Adjustments to reconcile net loss to net cash used in operating activities:
Increase in interest payable	6,618

Net cash used in operating activities	(103,329)

INVESTING ACTIVITIES
Purchase of premises and equipment	(780,068)

Net cash used in investing activities	(780,068)

FINANCING ACTIVITIES
Proceeds from lines of credit	936,936

Net cash provided by financing activities	936,936

Net increase in cash	53,539
Cash at beginning of period	—

Cash at end of period	$53,539

See Notes to Financial Statements.

FIRST COMMERCE COMMUNITY BANKSHARES, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1.    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

First Commerce Community Bankshares, Inc. (the “Company”) was incorporated on July 23, 2002, to operate as a bank holding company pursuant to the Federal Bank Holding Company Act of 1956, as amended, and the Georgia Bank Holding Company Act. The Company intends to acquire 100% of the issued and outstanding capital stock of First Commerce Community Bank (In Organization) (the “Bank”), a corporation being organized under the laws of the State of Georgia to conduct a general banking business in Douglasville, Georgia. The organizers filed applications for approval of the organization of the Bank with the Georgia Department of Banking and Finance (“DBF”) and also with the Federal Deposit Insurance Corporation (“FDIC”) for insurance of the Bank’s deposits. In addition, the Company will file an application with the Federal Reserve Bank of Atlanta (the “FRB”) and the DBF to become a bank holding company. Upon obtaining approval, the Company will be a registered bank holding company subject to regulation by the FRB and DBF.

The Company is a development stage enterprise as defined by Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises, as it devotes substantially all its efforts to establishing a new business.

Activities since inception have consisted primarily of the Company’s organizers engaging in organizational and preopening activities necessary to obtain regulatory approvals and to prepare to commence business as a financial institution.

Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

The financial statements presented as of June 30, 2002, are those of First DB, LLC (First DB), a company formed to facilitate the organization of the Company. All accounts and transactions of First DB were combined with the Company as of the incorporation date or July 23, 2002. On July 23, 2002, 10 shares of $1 par value Company stock were issued to an organizer at a price of $10 per share that will remain outstanding during the organizational period. As of June 30, 2002, the Company had no shares of common stock outstanding.

NOTES TO FINANCIAL STATEMENTS

NOTE 1.    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Accounting Policies (Continued)

Organization and Stock Offering Costs

Organization costs have been expensed as incurred in accordance with generally accepted accounting principles. Stock offering costs will be charged to capital surplus upon completion of the stock offering. Additional costs are expected to be incurred for organization costs and stock offering costs.

Premises and Equipment

Premises and equipment will be stated at cost less accumulated depreciation. Depreciation will be computed by the straight-line method over the estimated useful lives of the assets. All items of premises and equipment were in process of renovation or in process of installation as of June 30, 2002, therefore, no depreciation has been recorded for the period ended June 30, 2002.

Income Taxes

The Company will be subject to Federal and state income taxes when taxable income is generated. No income tax benefits have been accrued in the statement of operations due to offsetting valuation allowances against the related deferred tax assets. Deferred tax assets at June 30, 2002 consist entirely of preopening and organization expenses. The total amount of the valuation allowance recorded against these deferred tax assets as of June 30, 2002 is $41,780.

Stock Compensation Plans

Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. The Company will elect to continue with the accounting methodology in Opinion No. 25 for organizer stock warrants and the Company’s stock option plan. All organizer stock warrants will be issued to organizers who are either directors or employees of the Company or the Bank. Thus, under the definition of employee in FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock-Based Compensation, organizer stock warrants will qualify for the accounting methodology in Opinion No. 25.

NOTES TO FINANCIAL STATEMENTS

NOTE 1.    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Accounting Policies (Continued)

Losses Per Share

Basic losses per share will be equal to net losses reported in the accompanying statement of operations divided by the weighted average number of shares outstanding. No shares of common stock were outstanding during the period ended June 30, 2002.

Fiscal Year

The Company will adopt a calendar year for both financial reporting and tax reporting purposes.

NOTE 2.    PREMISES AND EQUIPMENT

Premises and equipment as of June 30, 2002 are summarized as follows:

Land and land improvements	$499,654
Building	278,532
Furniture and equipment	1,882

780,068
Accumulated depreciation	—

$780,068

Estimated costs to equip and complete the renovation of the building were approximately $491,500 as of June 30, 2002.

NOTE 3.    LINES OF CREDIT

To facilitate the formation of the Company and the Bank, the organizers have established a $500,000 line of credit with an independent bank for the purpose of paying organization and preopening expenses for the Company and the Bank and the expenses of the Company’s common stock offering. The line of credit bears interest at the lender’s prime rate less 1%, which was equal to 3.75% at June 30, 2002. Interest is payable quarterly, and the principal balance is due at maturity on April 19, 2003. The outstanding principal balance at June 30, 2002 was $150,000. The organizers have personally guaranteed repayment of the line of credit. All funds advanced on behalf of the Company and the Bank will be repaid from the proceeds of the common stock offering. The Company’s ability to repay these advances and relieve the organizers from their personal guarantees depends upon the completion of the offering.

NOTES TO FINANCIAL STATEMENTS

NOTE 3.    LINES OF CREDIT (Continued)

The organizers have also established a $1,000,000 line of credit with an independent bank for the purpose of acquiring the Bank’s premises. The line of credit bears interest at the lender’s prime rate less 1%, which was equal to 3.75% at June 30, 2002. Interest is payable quarterly, and the principal balance is due at maturity on April 19, 2003. The outstanding principal balance at June 30, 2002 was $786,936. The line of credit is secured by the property and the organizers have personally guaranteed repayment. All funds advanced on the line of credit will be repaid from the proceeds of the common stock offering.

NOTE 4.    COMMITMENTS

The Company is negotiating for the lease of space for the organizational office of the Company under a three-year lease agreement at a monthly rate of $1,325. After the Bank commences operations, the leased space will be used as an operations center for the Bank. There was no rent expense incurred through June 30, 2002.

The Company has entered into an employment agreement with its chief executive officer for an initial term of three years. The agreement provides for a base salary, incentive compensation, incentive stock options and other perquisites.

NOTE 5.    COMMON STOCK OFFERING

The Company is offering a minimum of 800,000 and a maximum of 1,000,000 shares in its initial offering of common stock at an offering price of $10 per share. The Company plans to capitalize the Bank with a minimum of $7,500,000 in order to meet expected regulatory conditions for approval of the Bank’s charter.

Each organizer will be granted one warrant to purchase common stock for each share subscribed to in the offering. However, in no event will the number of outstanding stock warrants exceed 380,000. The warrants will be exercisable over ten years and will be granted at $10 per share. The warrants will vest in one-third annual increments beginning on the first anniversary of the date the Bank opens for business.

Additionally, the Company will sponsor a stock option plan for the purpose of granting stock options to organizers, directors, officers and employees of the Company and the Bank. The Plan will grant incentive stock options and non-qualified stock options depending on the eligibility of the participant. The number of options in the plan will not exceed 10% of the number of shares sold in the stock offering and the term of the stock options will not exceed ten years from the date of grant. A Board of Director’s committee that will have the authority to grant stock option awards under the Plan will administer the plan and determine the terms of each award. In no event will a stock option be granted at a price less than fair market value on the date of grant.

APPENDIX “A”

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (this “Agreement”) is entered into and effective as of the              day of              2001, by and between First Commerce Community Bankshares, Inc., a Georgia corporation (the “Company”), and The Bankers Bank (the “Escrow Agent”).

WITNESSETH:

WHEREAS, the Company proposes to offer and sell (the “Offering”) up to 1,000,000 shares of Common Stock, $1.00 par value per share (the “Shares”), to investors at $10.00 per Share pursuant to a registered public offering; and

WHEREAS, the Company desires to establish an escrow for funds forwarded by subscribers for Shares, and the Escrow Agent is willing to serve as Escrow Agent upon the terms and conditions herein set forth.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.  Deposit with Escrow Agent.

(a)  The Escrow Agent agrees that it will from time to time accept, in its capacity as escrow agent, subscription funds for the Shares (the “Escrowed Funds”) in the form of checks received by the Company from subscribers. All checks shall be made payable to the Escrow Agent. If any check does not clear normal banking channels in due course, the Escrow Agent will promptly notify the Company. Any check which does not clear normal banking channels and is returned by the drawer’s bank to Escrow Agent will be promptly turned over to the Company along with all other subscription documents relating to such check. Any check received that is made payable to a party other than the Escrow Agent shall be returned to the Company for return to the proper party. The Company in its sole and absolute discretion may reject any subscription for shares for any reason and upon such rejection it shall notify and instruct the Escrow Agent in writing to return the Escrowed Funds by check made payable to the subscriber. If the Company rejects or cancels any subscription for any reason, the Company will retain any interest earned on the Escrowed Funds to help defray organizational costs.

(b)  Subscription agreements for the Shares shall be reviewed for accuracy by the Company and, immediately thereafter, the Company shall deliver to the Escrow Agent the following information: (i) the name and address of the subscriber; (ii) the number of Shares subscribed for by such subscriber; (iii) the subscription price paid by such subscriber; (iv) the subscriber’s tax identification number certified by such subscriber; and (v) a copy of the subscription agreement.

2.  Investment of Escrowed Funds.    Upon collection of each check by the Escrow Agent, the Escrow Agent shall invest the funds in deposit accounts or certificates of deposit which are fully insured by the Federal Deposit Insurance Corporation or another agency of the United States government, short-term securities issued or fully guaranteed by the United States government, federal funds, or such other investments as the Escrow Agent and the Company shall agree. The Company shall provide the Escrow Agent with instructions from time to time concerning in which of the specific investment instruments described above the Escrowed Funds shall be invested, and the Escrow Agent shall adhere to such instructions. Unless and until otherwise instructed by the Company, the Escrow Agent shall by means of a “Sweep” or other automatic investment program invest the Escrowed Funds in blocks of $10,000 in federal funds. Interest and other earnings shall start accruing on such funds as soon as such funds would be deemed to be available for access under applicable banking laws and pursuant to the Escrow Agent’s own banking policies.

3.  Distribution of Escrowed Funds.    The Escrow Agent shall distribute the Escrowed Funds in the amounts, at the times, and upon the conditions hereinafter set forth in this Agreement.

(a)  If at any time on or prior to the expiration date of the offering as described in the prospectus relating to the offering, (the “Closing Date”), (i) the Escrow Agent has certified to the Company in writing that the Escrow Agent has received at least $8,000,000 in Escrowed Funds, and (ii) the Escrow Agent has received a certificate from the President or the Chairman of the Board of the Company that all other conditions to the release of funds as described in the Company’s Registration Statement filed with the Securities and Exchange Commission pertaining to the public offering have been met, then the Escrow Agent shall deliver the Escrowed Funds to the Company to the extent such Escrowed Funds are collected funds. If any portion of the Escrowed Funds are not collected funds, then the Escrow Agent shall notify the Company of such fact and shall distribute such funds to the Company only after such funds become collected funds. For purposes of this Agreement, “collected funds” shall mean all funds received by the Escrow Agent, which have cleared normal banking channels.

(b)  If the Escrowed Funds do not, on or prior to the Closing Date, become deliverable to the Company based on failure to meet the conditions described in Paragraph 3(a), or if the Company terminates the offering at any time prior to the Closing Date and delivers written notice to the Escrow Agent of such termination (the “Termination Notice”), the Escrow Agent shall return the Escrowed Funds which are collected funds as directed in writing by the Company to the respective subscribers in amounts equal to the subscription amount theretofore paid by each of them. All uncleared checks representing Escrowed Funds which are not collected funds as of the Initial Closing Date shall be collected by the Escrow Agent, and together with all related subscription documents thereof shall be delivered to the Company by the Escrow Agent, unless the Escrow Agent is otherwise specifically directed in writing by the Company.

4.  Distribution of Interest.    Any interest earned on the Escrowed Funds shall be retained by the Company.

5.  Fee of Escrow Agent.    The escrow account will accrue a service charge of $15.00 per month. In addition, a $20.00 per check fee will be charged if the escrow account has to be refunded due to a failure to complete the subscription. All of these fees are payable upon the release of the Escrowed Funds, and the Escrow Agent is hereby authorized to deduct such fees from the Escrowed Funds prior to any release thereof pursuant to Section 3 hereof.

6.  Liability of Escrow Agent.

(a)  In performing any of its duties under the Agreement, or upon the claimed failure to perform its duties hereunder, the Escrow Agent shall not be liable to anyone for any damages, losses or expenses which it may incur as a result of the Escrow Agent so acting, or failing to act; provided, however, the Escrow Agent shall be liable for damages arising out of its willful default or misconduct or its gross negligence under this Agreement. Accordingly, the Escrow Agent shall not incur any such liability with respect to (i) any action taken or omitted to be taken in good faith upon advice of its counsel or counsel for the Company which is given with respect to any questions relating to the duties and responsibilities of the Escrow Agent hereunder; or (ii) any action taken or omitted to be taken in reliance upon any document, including any written notice or instructions provided for this Escrow Agreement, not only as to its due execution and to the validity and effectiveness of its provisions but also as to the truth and accuracy of any information contained therein, if the Escrow Agent shall in good faith believe such document to be genuine, to have been signed or presented by a proper person or persons, and to conform with the provisions of this Agreement.

(b)  The Company agrees to indemnify and hold harmless the Escrow Agent against any and all losses, claims, damages, liabilities and expenses, including, without limitation, reasonable costs of investigation and counsel fees and disbursements which may be imposed by the Escrow Agent or incurred by it in connection with its acceptance of this appointment as Escrow Agent hereunder or the performance of its duties hereunder, including, without limitation, any litigation arising from this Escrow Agreement or involving the subject matter thereof; except, that if the Escrow Agent shall be found guilty of willful misconduct or gross negligence under this Agreement, then, in that event, the Escrow Agent shall bear all such losses, claims, damages and expenses.

(c)  If a dispute ensues between any of the parties hereto which, in the opinion of the Escrow Agent, is sufficient to justify its doing so, the Escrow Agent shall retain legal counsel of its choice as it reasonably may deem necessary to advise it concerning its obligations hereunder and to represent it in any litigation to which it may be a part by reason of this Agreement. The Escrow Agent shall be entitled to tender into the registry or custody of any court of competent jurisdiction all money or property in its hands under the terms of this Agreement, and to file such legal proceedings as it deems appropriate, and shall thereupon be discharged from all further duties under this Agreement. Any such legal action, may be brought in any such court as the Escrow Agent shall determine to have jurisdiction thereof. In connection with such dispute, the Company shall indemnify the Escrow Agent against its court costs and reasonable attorney’s fees incurred.

(d)  The Escrow Agent may resign at any time upon giving thirty (30) days written notice to the Company. If a successor escrow agent is not appointed by Company within thirty (30) days after notice of resignation, the Escrow Agent may petition any court of competent jurisdiction to name a successor escrow agent and the Escrow Agent herein shall be fully relieved of all liability under this Agreement to any and all parties upon the transfer of the Escrowed Funds and all related documentation thereto, including appropriate information to assist the successor escrow agent with the reporting of earnings of the Escrowed Funds to the appropriate state and federal agencies in accordance with the applicable state and federal income tax laws, to the successor escrow agent designated by the Company appointed by the court.

7.  Appointment of Successor.    The Company may, upon the delivery of thirty (30) days written notice appointing a successor escrow agent to the Escrow Agent, terminate the services of the Escrow Agent hereunder. In the event of such termination, the Escrow Agent shall immediately deliver to the successor escrow agent selected by the Company, all documentation and Escrowed Funds including interest earnings thereon in its possession, less any fees and expenses due to the Escrow Agent or required to be paid by the Escrow Agent to a third party pursuant to this Agreement.

8.  Notice.    All notices, requests, demands and other communications or deliveries required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given three days after having been deposited for mailing if sent by registered mail, or certified mail return receipt requested, or delivery by courier, to the respective addresses set forth below:

If to the subscribers for Shares:	To their respective addresses as specified in their Subscription Agreements.

The Company:	First Commerce Community Bankshares, Inc.
9464 Highway 5
Douglasville, Georgia 30135
Attention: William C. Lumpkin, Jr., President
and Chief Executive Officer

With a copy to:	Troutman Sanders LLP
600 Peachtree Street, Suite 5200
Atlanta, Georgia 30308
Attention: Thomas O. Powell, Esq.

The Escrow Agent:	The Bankers Bank
2410 Paces Ferry Road
600 Paces Summit
Atlanta, GA 30339-4098
Attention: __________________________
__________________________

9.  Representations of the Company.    The Company hereby acknowledges that the status of the Escrow Agent with respect to the offering of the Shares is that of agent only for the limited purposes herein set forth, and hereby agrees it will not represent or imply that the Escrow Agent, by serving as the Escrow Agent hereunder or otherwise, has investigated the desirability or advisability in an investment in the Shares, or has approved, endorsed or passed upon the merits of the Shares, nor shall the Company use the name of the Escrow Agent in any manner whatsoever in connection with the offer or sale of the Shares, other than by acknowledgment that it has agreed to serve as Escrow Agent for the limited purposes herein set forth.

10.  General.

(a)  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Georgia.

(b)  The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

(c)  This Agreement sets forth the entire agreement and understanding of the parties with regard to this escrow transaction and supersedes all prior agreements, arrangements and understandings relating to the subject matter hereof.

(d)  This Agreement may be amended, modified, superseded or canceled, and any of the terms or conditions hereof may be waived, only by a written instrument executed by each party hereto or, in the case of a waiver, by the party waiving compliance. The failure of any part at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same. No waiver in any one or more instances by any part of any condition, or of the breach of any term contained in this Agreement, whether by conduct or otherwise, shall be deemed to be, or construed as, a further or continuing waiver of any such condition or breach, or a waiver of any other condition or of the breach of any other terms of this Agreement.

(e)  This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(f)  This Agreement shall inure to the benefit of the parties hereto and their respective successors and assigns. The Escrow Agent shall be bound only by the terms of this Escrow Agreement and shall not be bound by or incur any liability with respect to any other agreement or understanding between the parties except as herein expressly provided. The Escrow Agent shall not have any duties hereunder except those specifically set forth herein.

(g)  No interest in any part to this Agreement shall be assignable in the absence of a written agreement by and between all the parties to this Agreement, executed with the same formalities as this original Agreement.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as the date first written above.

COMPANY:	ESCROW AGENT:

FIRST COMMERCE COMMUNITY BANKSHARES, INC.	THE BANKERS BANK

By:	By:
William C. Lumpkin, Jr. President and Chief Executive Officer

APPENDIX “B”

FIRST COMMERCE COMMUNITY BANKSHARES, INC.
SUBSCRIPTION AGREEMENT

To: First Commerce Community Bankshares, Inc.
9464 Highway 5
Douglasville, Georgia 30135

Gentlemen:

You have informed the undersigned that First Commerce Community Bankshares, Inc. (the “Company”) is offering up to 1,000,000 shares of its $1.00 par value per share common stock (the “Common Stock”) at a price of $10.00 per share as described in and offered pursuant to the Prospectus furnished to the undersigned herewith (the “Prospectus”). In addition, you have informed the undersigned that the minimum subscription is 200 shares.

1.    Subscription.    Subject to the terms and conditions hereof, the undersigned hereby tenders this subscription, together with payment in United States currency by check, bank draft or money order payable to “The Bankers Bank, Escrow Agent for First Commerce Community Bankshares, Inc.” (the “Funds”), representing the payment of $10.00 per share for the number of shares of the Common Stock indicated below.

2.    Acceptance of Subscription.    It is understood and agreed that the Company shall have the right to accept or reject this subscription in whole or in part, for any reason whatsoever. The Company shall reject this subscription, if at all, in writing within ten business days after receipt of this subscription. The Company may reduce the number of shares for which the undersigned has subscribed, indicating acceptance of less than all of the shares subscribed on its written form of acceptance. If this subscription is reduced, the undersigned may withdraw this subscription within ten days after being notified of such reduction.

3.    Acknowledgments.    The undersigned hereby acknowledges receipt of a copy of the Prospectus and agrees to be bound by the terms of this Agreement and the Escrow Agreement.

4.    Revocation.    The undersigned agrees that once this Subscription Agreement is accepted by the Company, it may not be withdrawn. Therefore, until the earlier of the expiration of five business days after receipt by the Company of this Subscription Agreement or acceptance of this Subscription Agreement by the Company, the undersigned may withdraw this subscription and receive a full refund of the subscription price. The undersigned agrees that, except as provided in this Section 4, the undersigned shall not cancel, terminate or revoke this Subscription Agreement or any agreement of the undersigned made hereunder and that this Subscription Agreement shall survive the death, disability or dissolution of the undersigned.

By executing this Subscription Agreement, the undersigned is not waiving any rights the undersigned may have under federal securities laws, including the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended.

The shares of common stock of First Commerce Community Bankshares, Inc. to be issued pursuant to this Subscription Agreement are not deposits, savings accounts, or other obligations of a bank or savings association and are not insured by the FDIC or any other governmental agency.

Please fill in the information requested below, make your check payable to “The Bankers Bank, Escrow Agent for First Commerce Community Bankshares, Inc.” and mail the Subscription Agreement, Stock Certificate Registration Instructions, Substitute Form W-9, and check to the attention of William C. Lumpkin, Jr., President and Chief Executive Officer, First Commerce Community Bankshares, Inc., 9464 Highway 5, Douglasville, Georgia 30135.

No. of Shares Subscribed:	(Signature of Subscriber)

Funds Tendered ($10.00 per share subscribed):	(Name Please Print or Type)
$
Date:

Phone Number:

(Home)

(Office)

Residence Address:

City, State and Zip Code

Social Security Number or other
Taxpayer Identification Number

STOCK CERTIFICATE REGISTRATION INSTRUCTIONS

Name:

Additional Name if Tenant in Common or Joint Tenant:

Mailing Address:

Social Security Number or other Taxpayer Identification Number:

Number of shares to be registered in above name(s):

Legal form of ownership:

Individual	Joint Tenants with Rights of Survivorship
Tenants in Common	Uniform Gift to Minors
Other

INFORMATION AS TO BANKING INTERESTS

1.    As a prospective shareholder, you are eligible for a charter checking account that will be exempt from monthly service charges over the life of the account. In addition, please indicate your interest in the following services by checking the appropriate spaces below:

	PERSONAL	BUSINESS
(a) Checking Account
(b) Savings Account
(c) Certificates of Deposit
(d) Individual Retirement Accounts
(e) Checking Account Overdraft Protection
(f) Consumer Loans (auto, etc.)
(g) Commercial Loans
(h) Equity Line of Credit
(i) Mortgage Loans
(j) Revolving Personal Credit Line
(k) Safe Deposit Box
(l) Automatic Teller Machines

2.    I would like our new bank to provide the following additional services:

(a)
(b)

Federal Income Tax Backup Withholding

In order to prevent the application of federal income tax backup withholding, each subscriber must provide the escrow agent with a correct Taxpayer Identification Number (“TIN”). An individual’s social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below.

Under federal income tax law, any person who is required to furnish his or her correct TIN to another person, and who fails to comply with such requirements, may be subject to a $50 penalty imposed by the Internal Revenue Service (“IRS”).

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements.

If the shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, “Applied For” should be written in the space provided for the TIN on the Substitute Form W-9.

Substitute Form W-9

Under penalties of perjury, I certify that: (i) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a Taxpayer Identification Number to be issued to me), and (ii) I am not subject to backup withholding because: (a) I am exempt from backup withholding; or (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding.

You must cross out item (ii) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are not longer subject to backup withholding, do not cross out item (ii).

Each subscriber should complete this section.

Signature of Subscriber	Signature of Subscriber

Printed Name	Printed Name

Social Security or Employer	Social Security or Employer
Identification No.:	Identification No.:

FORM OF ACCEPTANCE

First Commerce Community
Bankshares, Inc.
9464 Highway 5
Douglasville, Georgia 30135

[Date]

To:

Dear Subscriber:

First Commerce Community Bankshares, Inc. (the “Company”) acknowledges receipt of your subscription for              shares of its $1.00 par value per share Common Stock and your check for $            .

The Company hereby accepts your subscription for the purchase of              shares of its Common Stock, at $10.00 per share, for an aggregate of $            , effective as of the date of this letter.

Your stock certificate(s) representing shares of Company Common Stock duly authorized and fully paid will be issued to you as soon as practicable after all subscription funds are released to the Company from the Company’s subscription escrow account with The Bankers Bank, all as described in the Subscription Agreement executed by you and in the Company’s Prospectus furnished to you. In the event that (i) the offering is canceled, or (ii) the minimum number of subscriptions (800,000 shares) is not obtained, or (iii) the Company shall not have received approval from the Board of Governors of the Federal Reserve System to become a bank holding company, or (iv) First Commerce Community Bank (In Organization) shall not have received final charter approval from the Georgia Department of Banking and Finance and approval for deposit insurance from the Federal Deposit Insurance Corporation, your subscription funds will be returned to you, adjusted for net profits from the investment of such funds, if any, as described in the Company’s Prospectus.

If this acceptance is for a lesser number of shares than that number subscribed by you as indicated in your Subscription Agreement, your payment for shares of Common Stock in excess of the number of shares accepted hereby will be refunded to you by mail, without interest, within ten days after the date hereof.

Very Truly Yours,

FIRST COMMERCE COMMUNITY BANKSHARES, INC.

By:
William C. Lumpkin, Jr.
President and Chief Executive Officer

Prospective investors may rely only on the information contained in this prospectus. No one has authorized anyone to provide prospective investors with information different from that contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

Until                          , 2002 (90 days after the date of this prospectus), all dealers that effect transfers in these securities or trade the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

1,000,000 SHARES

FIRST COMMERCE COMMUNITY
BANKSHARES, INC.

A Proposed Bank Holding Company for

FIRST COMMERCE
COMMUNITY BANK

(In Organization)

Common Stock

PROSPECTUS

                         , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.    Indemnification of Directors and Officers.

Consistent with the applicable provisions of the laws of Georgia, the Registrant’s Bylaws provide that the Registrant shall have the power to indemnify its directors, officers, employees and agents against expenses (including attorneys’ fees) and liabilities arising from actual or threatened actions, suits or proceedings, whether or not settled, to which they become subject by reason of having served in such role if such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to a criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Advances against expenses shall be made so long as the person seeking indemnification agrees to refund the advances if it is ultimately determined that he or she is not entitled to indemnification. A determination of whether indemnification of a director, officer, employee or agent is proper because he or she met the applicable standard of conduct shall be made (i) by the Board of Directors of the Registrant, (ii) in certain circumstances, by independent legal counsel in a written opinion or (iii) by the affirmative vote of a majority of the shares entitled to vote.

In addition, Article 11 of the Registrant’s Articles of Incorporation, subject to certain exceptions, eliminates the potential personal liability of a director for monetary damages to the Registrant and to the shareholders of the Registrant for breach of a duty as a director. There is no elimination of liability for (i) a breach of duty involving appropriation of a business opportunity of the Registrant, (ii) an act or omission involving intentional misconduct or a knowing violation of law, (iii) a transaction from which the director derives an improper material tangible personal benefit or (iv) as to any payment of a dividend or approval of a stock repurchase that is illegal under the Georgia Business Corporation Code. The Articles of Incorporation do not eliminate or limit the right of the Registrant or its shareholders to seek injunctive or other equitable relief not involving monetary damages.

Item 25.    Other Expenses Of Issuance And Distribution.

Estimated expenses, other than underwriting discounts and commissions, of the sale of the Registrant’s Common Stock, $1.00 par value per share, are as follows:

Securities and Exchange Commission Registration Fee	$1,000
Blue Sky Fees and Expenses	9,000
Legal Fees and Expenses	30,000
Accounting Fees and Expenses	2,000
Printing and Engraving Expenses	16,500
Miscellaneous	18,500

Total	$77,000

Item 26. Recent Sales of Unregistered Securities.

On July 23, 2002, the Registrant issued to William C. Lumpkin, Jr., in a private placement, 10 shares of the Registrant’s Common Stock, $1.00 par value per share, for a price of $10.00 per share in connection with the organization of the Registrant. The sale to Mr. Lumpkin was exempt from registration under the Securities Act of 1933, as amended (the “Act”) pursuant to Section 4(2) of the Act because it was a transaction by an issuer that did not involve a public offering.

Item 27.    Exhibits.

Exhibit Number	Description

3.1	Articles of Incorporation of First Commerce Community Bankshares, Inc.

3.2	Bylaws of First Commerce Community Bankshares, Inc.

4.1	Specimen Common Stock Certificate*

4.2	See Exhibits 3.1 and 3.2 for provisions of the Articles of Incorporation and Bylaws defining rights of holders of the Common Stock

4.3	Form of Organizer Warrant Agreement

5.1	Legal Opinion of Troutman Sanders LLP*

10.1	Contract of Sale, among BAMA’s LLC, as Seller, First DB, LLC (our organizers), as Purchaser, and Hartley, Rowe & Fowler, P.C., as Escrow Agent

10.2	Lease Agreement for Temporary Office Facility located at 5833 Stewart Parkway, Suite 102, Douglasville, Georgia*

10.3	Employment Agreement, dated July 30, 2002, by and among First Commerce Community Bank (Proposed), First Commerce Community Bankshares, Inc. and William C. Lumpkin, Jr.

10.4	Organizing Line of Credit, dated April 19, 2002, by and among First DB, LLC, as Borrower, Nexity Bank, as Lender, and the Organizers, as Guarantors.

10.5	First Commerce Community Bankshares, Inc. 2002 Stock Option Plan

10.6	Form of First Commerce Community Bankshares, Inc. Incentive Stock Option

10.7	Form of First Commerce Community Bankshares, Inc. Non-Qualified Stock Option

10.8	Form of Escrow Agreement, by and between First Commerce Community Bankshares, Inc. and The Bankers Bank (included as Appendix A to the prospectus and incorporated by reference herein)

10.9	Form of Organizer Warrant Agreement (contained in Exhibit 4.3)

10.10	Loan Agreement, dated April 19, 2002, by and among First DB, LLC, as Borrower, Nexity Bank, as Lender, and the Organizers, as Guarantors

23.1	Consent of Mauldin & Jenkins, LLC

23.2	Consent of Troutman Sanders LLP (contained in Exhibit 5.1)

24.1	Power of Attorney (included in the signature page to this Registration Statement)

99.1	Form of Subscription Agreement (included as Appendix B to the prospectus and incorporated by reference herein)

*	To be filed by amendment.

Item 28.    Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes as follows:

(a)(1)  To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

(i)  Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)  Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)  Include any additional or changed material information on the plan of distribution.

(2)  For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)  File a post-effective amendment to remove from registration any of the securities being registered that remain unsold at the end of the offering.

The Registrant hereby undertakes as follows:

(b)(1)  For determining any liability under the Securities Act, to treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective.

(2)  For determining any liability under the Securities Act, to treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the Registration Statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Douglasville, State of Georgia, on July 31, 2002.

FIRST COMMERCE COMMUNITY BANKSHARES, INC.

/s/ William C. Lumpkin, Jr.
William C. Lumpkin, Jr.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William C. Lumpkin, Jr. and Tom D. Richey, and each of them, as his true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution for him, in his name place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and any Registration Statement filed pursuant to Rule 462(b) of the Securities Act) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement was signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William C. Lumpkin, Jr. William C. Lumpkin, Jr.	Director, President and Chief Executive Officer (principal executive officer)	July 31, 2002

/s/ Tom D. Richey Tom D. Richey	Director, Chief Financial Officer (principal financial and accounting officer)	July 31, 2002

/s/ Carl E. Carr, Jr. Carl E. Carr, Jr.	Director	July 31, 2002

/s/ James E. Daniell James E. Daniell	Director	July 31, 2002

/s/ Jack F. Gamel Jack F. Gamel	Chairman of the Board of Directors, Director	July 31, 2002

/s/ Larry W. Jackson Larry W. Jackson	Director	July 31, 2002

/s/ Richard W. Kinsey Richard W. Kinsey	Director	July 31, 2002

/s/ J. David McDade J. David McDade	Director	July 31, 2002

Phil D. Miller	Director

/s/ Jimmy R. Smith Jimmy R. Smith	Director	July 31, 2002

/s/ Joel R. Tidwell Joel R. Tidwell	Director	July 31, 2002

Frank C. Winn	Director

EXHIBIT INDEX

Exhibit Number	Description

3.1	Articles of Incorporation of First Commerce Community Bankshares, Inc.

3.2	Bylaws of First Commerce Community Bankshares, Inc.

4.3	Form of Organizer Warrant Agreement

10.1	Contract of Sale, among BAMA’s LLC, as Seller, First DB, LLC (our organizers), as Purchaser, and Hartley, Rowe & Fowler, P.C., as Escrow Agent

10.3	Employment Agreement, dated July 30, 2002, by and among First Commerce Community Bank (Proposed), First Commerce Community Bankshares, Inc. and William C. Lumpkin, Jr.

10.4	Organizing Line of Credit, dated April 19, 2002, by and among First DB, LLC, as Borrower, Nexity Bank, as Lender, and the Organizers, as Guarantors

10.5	First Commerce Community Bankshares, Inc. 2002 Stock Option Plan

10.6	Form of First Commerce Community Bankshares, Inc. Incentive Stock Option

10.7	Form of First Commerce Community Bankshares, Inc. Non-Qualified Stock Option

10.10	Loan Agreement, dated April 19, 2002, by and among First DB, LLC, as Borrower, Nexity Bank, as Lender, and the Organizers, as Guarantors

23.1	Consent of Mauldin & Jenkins, LLC